Confidentially submitted to the Securities and Exchange Commission on February 17, 2016. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on _________________, 2016

Registration No. 333-______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FREECAST, INC.
(Exact name of registrant as specified in its charter)

Florida	7990	45-2787251
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

5850 TG Lee Blvd, Suite 310
Orlando, Florida 32822
407 374-1603

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

WHWW, Inc.
390 North Orange Avenue
Suite 1500
Orlando, Florida 32801
407 246-6577

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum
Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154	Tel:
(212) 407-4000	Fax:
Fax: (212) 937-3943

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value
Total

(1)	Includes Common Stock that may be issued upon exercise of a 30-day option granted to the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated

February [_______], 2016

FREECAST, INC.

______________ shares of common stock

This is our initial public offering of common stock. No public market currently exists for our common stock. We anticipate the initial public offering price will be between $ and $ per share.

We are selling         shares of common stock.

It is anticipated that our common stock will be listed on the Nasdaq Capital Market, or Nasdaq, prior to or shortly after the date of this prospectus.

We expect to be a “controlled company” under Nasdaq corporate governance standards because more than 50% of the voting power of our common stock following the completion of this offering will be held by Nextelligence, Inc., which is majority owned and controlled by our Chief Executive Officer. As a “controlled company,” we are permitted to, and will, elect not to comply with certain Nasdaq corporate governance standards, including majority “independent director” requirements and certain requirements relating to independent compensation and nominating committees. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements after this offering. See “Prospectus Summary—Emerging Growth Company Status.”

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us

Per Share	$	$	$

Total	$	$	$

We have granted the underwriters the right to purchase an additional        shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on        , 2016.

Maxim Group LLC

The date of this prospectus is                          , 2016

i

SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus before investing in our common stock.

Our Company

FreeCast Inc. (“FreeCast”, “we”, or “us”) is a content discovery and management company that provides an eMedia guide branded as “Rabbit TV” to members. We have sold more than 3,000,000 memberships of Rabbit TV and Rabbit TV Plus since our inception. As of December 31, 2015, we had approximately 547,000 paid members. We generate revenues through membership fees, advertising, and referral fees. We were founded in 2011 and had revenues of approximately $1.29 million and incurred a net loss of approximately $2.47 million for the fiscal year ended June 30, 2015, and revenues of approximately $701,000 and a net loss of approximately $1.22 million for the six months ended December 31, 2015. Memberships to our eMedia guide are available for purchase in stores (through our agreement with Telebrands Corp.) and online as Rabbit TV and Rabbit TV Plus.

The basis of our eMedia guide is our proprietary technology that automatically crawls the internet to locate commercial-quality entertainment content from thousands of sources, including free, paid, and subscription-based content. Our technology then sorts through and manages the vast majority of the commercial-quality video, radio and online games on the web, including both live and on-demand video (other than live, local television) from online free, subscription and Pay-per-view (PPV) services. All of this information is then incorporated into our interactive eMedia guide.

The eMedia guide uses images and related information on customized guide pages to provide members with an easy way to explore all of the available material from one centralized location. Upon selecting content to consume, the member is directed to the original source of the content. If content is available for free, the member is transferred to the website providing the content. If content is available through a subscription service (such as Netflix or Hulu), we allow the member to log-in to the service through our eMedia guide and the member is then directed to the subscription service’s website. If the content is PPV, the member is directed to the page requiring payment for the PPV service. We do not manipulate or distribute the source content, and the provider of the content retains all rights to and management of content.

Our eMedia guide is currently available on computers, smart phones and tablets, and, by the spring of 2016, will be available through a device which will bring our eMedia guide to televisions.

Our strategy is to grow our eMedia guide membership business domestically and globally. We work constantly to improve the customer experience, with a focus on expanding the content catalogued by our technology, enhancing our user interface and extending our service to even more Internet-connected devices.

Relationship with Telebrands Corp.

We entered into a distribution agreement with Telebrands Corp. in October 2012 (the “Distribution Agreement”). The Distribution Agreement grants Telebrands a license to market, sell and distribute memberships to our eMedia guide and requires Telebrands to use commercially reasonable efforts to market, promote, sell, and distribute devices providing memberships to the eMedia guide. On June 13, 2014, we entered into an amendment to the Distribution Agreement (“Amended Distribution Agreement”) with Telebrands. Pursuant to the Amended Distribution Agreement, we were given the right to market, promote, sell, and distribute the memberships online, except through certain specified channels. In addition, the Amended Distribution Agreement provides that Telebrands owns the “Rabbit TV” name, trade names, trademarks, service marks and copyrights. The term of the Distribution Agreement, as amended, ends on December 31, 2017, provided, however, that if more than 10,000,000 memberships are sold by Telebrands on or before December 31, 2017, then the Distribution Agreement, as amended, shall be extended for an additional five year term. In addition, either party may terminate the Distribution Agreement in the event that specified conditions are met, including if certain membership targets are not met, if the other party breaches the Distribution Agreement, or if the other party becomes subject to bankruptcy laws.

Relationship with Nextelligence, Inc.

On June 30, 2011 we entered into a Technology License and Development Agreement (as amended, the “Technology Agreement”), with Nextelligence, which is majority owned and controlled by William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors. The Technology Agreement provides us with an exclusive forty-year license to a web-based toolbar that installs in the end-user’s browser and any supported email functions and /or chat functions with search and certain other features (“Technology”) from Nextelligence and for Nextelligence to provide all further development, improvement, modification, maintenance, management and enhancement services (the “Services”) related to the Technology.

Pursuant to the Technology Agreement, Nextelligence is entitled to (i) a fix fee of $23,000 per month for the services, and (ii) a technology license fee of 4% of our gross revenues, as defined in the Technology Agreement.

On January 2, 2015, we entered into a MCMS Purchase Agreement with Nextelligence (the “MCMS Purchase Agreement”), pursuant to which Nextelligence sold certain media content management system software to us, in exchange for the extinguishment of the $396,543 debt and a cash payment of $3,457. Such MCMS Purchase Agreement does not affect or modify the Technology Agreement.

Controlled Company Status

Upon the completion of this offering, we expect that our Common stock will be listed on the Nasdaq Stock Market. We expect to be a “controlled company” under the Nasdaq corporate governance standards because more than 50% of the voting power of our common stock following the completion of this offering will be held by Nextelligence, Inc. A “controlled company” may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (i) we have a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, in reliance upon the foregoing exemptions, a majority of our board of directors will not consist of independent directors, we will not have a nominating and corporate governance committee, and our compensation committee will not be composed entirely of independent directors. We may use any of these exemptions for so long as we are a controlled company. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis (CD&A) of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes–Oxley Act of 2002 (the “Sarbanes–Oxley Act”);

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards, which we have elected to take advantage of.

We will remain an “emerging growth company” until the earliest to occur of:

•	our reporting $1 billion or more in annual gross revenues;

•	our issuance, in a three year period, of more than $1 billion in non-convertible debt;

•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•	June 30, 2021.

Our Corporate Information

We were incorporated on June 21, 2011 in the State of Florida. Our principal executive offices are located at 5850 TG Lee Blvd, Suite 310, Orlando, Florida 32822. Our telephone number is 407 374-1603. We maintain a website at www.FreeCast.com. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

2

THE OFFERING

Common stock being offered by us	shares
Total common stock offered in this offering	shares
Common stock to be outstanding immediately after this offering	shares
Over-allotment option	shares
Use of Proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new products, and funding capital expenditures, acquisitions and investments.
Proposed Nasdaq trading symbol	[____________]
Risk Factors	The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 5.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2015. The number of shares of our common stock to be outstanding after this offering does not take into account:

•	36,914,033 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2015 at a weighted average exercise price of $0.26 per share;

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option, and has been adjusted to reflect the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws upon the completion of this offering.

3

SUMMARY FINANCIAL AND OTHER DATA

The following table presents our summary historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus. The statements of operations data for the fiscal years ended June 30, 2015 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the periods ended December 31, 2015 and 2014 are derived from our unaudited financial statements included elsewhere in this prospectus.

	Year Ended June 30,		Six Months Ended December 31,
	2015	2014	2015	2014
			(unaudited)	(unaudited)
Statements of Operations Data:
Total Revenue	$1,289,084	$1,315,480	$701,258	$617,959
Total Cost of Revenue	519,534	242,865	267,518	246,629
Total Operating Expenses	3,215,237	2,800,505	1,639,770	1,509,489
Loss From Operations	(2,445,687)	(1,727,890)	(1,206,030)	(1,138,159)
Total Other Expense	(24,682)	(17,315)	(14,453)	(11,485)
Net Loss	(2,470,369)	(1,745,205)	(1,220,483)	(1,149,644)
Net Loss per share, basic and diluted	(0.09)	(0.06)	(0.04)	(0.04)

The pro forma statement of financial condition data as of December 31, 2015 gives effect to this offering based on an assumed initial public offering price of $ ___ per share, which is the midpoint of the range listed on the cover page of this prospectus.

	As of December 31, 2015
	Actual	Pro, Forma, as adjusted
	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and Cash Equivalents	$285,385
Accounts Receivable	391,357
Total Assets	774,304
Total Current Liabilities	1,871,804
Total Liabilities	3,244,136
Total Shareholders’ Equity (Deficit)	(2,469,832)

4

RISK FACTORS

You should carefully consider the risks described below and elsewhere in this report, which could materially and adversely affect our business, results of operations or financial condition. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

We may not be able to continue as a going concern without additional financing. If such financing is not available to us or is not available to us on acceptable terms, we may be forced to cease operations.

We have a limited operating history and have incurred recurring losses from operations since inception, accumulating a deficit of $8,205,889 as of December 31, 2015. For the six months ended December 31, 2015 and 2014, we incurred a net loss of $1,220,483 and $1,149,644, respectively, and for the years ended June 30, 2015 and 2014, we incurred net losses of $2,470,369 and $1,745,205, respectively. Our failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect our ability to achieve our intended business objectives. These matters, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, our operations of have been funded primarily through sales of common stock to private investors, debt financing, and exchange of common stock for services received by us. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct business. If we are not able to raise additional capital when required or on acceptable terms, we may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of Rabbit TV; (ii) seek collaborators for further development and commercialization of Rabbit TV; or (iii) relinquish or otherwise dispose of some or all of our rights to technologies or the products that we would otherwise seek to develop or commercialize.

Telebrands Corp. accounted for 42% or more of our revenues in each of our last two fiscal years, and the deterioration of our relationship with Telebrands would result in a loss of members and a deterioration of our operating results.

Telebrands Corp. accounted for 42% and 45% of our revenues in the fiscal years ended June 30, 2015 and 2014, respectively. In addition, although we maintain the rights associated with the technology in our eMedia guide, the Rabbit TV brand (under which our eMedia guide is provided to members) is owned by Telebrands. Therefore, if our relationship with Telebrands were to deteriorate and we were no longer able to use the Rabbit TV brand to market our product, we would lose members and our operating results would deteriorate.

5

Our eMedia guide relies on a technology that we license from Nextelligence, and any interruption of our rights as a licensee could have a significant adverse impact on some major aspects of our business, such as product development, customer retention, and sales.

Our eMedia guide has been built on technology developed by Nextelligence and used by us pursuant to an exclusive forty year license. Nextelligence is principally owned and controlled by William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors. The Technology Agreement also provides that Nextelligence is obligated to provide all further development, improvement, modification, maintenance, management and enhancement services related to the technology in exchange for certain payments to Nextelligence by us. The licensing agreement may be terminated if, among other things, we breach the agreement, if we become insolvent or subject to the bankruptcy laws, or if there is a change of control (as defined in the agreement). If we were not able to use the technology for any reason, it could have a significant adverse impact on some major aspects of our business, such as product development, customer retention, and sales.

If our efforts to attract and retain members are not successful, our business will be adversely affected.

We have experienced significant member growth over the past several years. Our service launched in 2012 and we had 876,000 members as of June 30, 2014, 695,000 members as of June 30, 2015, and 547,000 members as of December 31, 2015. Our ability to continue to attract members will depend in part on our ability to consistently provide our members with a valuable and quality experience for selecting and viewing TV shows and movies and access to on-line radio stations and games. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain members. If consumers do not perceive our service offering to be of value, or if we introduce new or adjust existing services that are not favorably received by them, we may not be able to attract members. In addition, many of our members are rejoining our service or originate from word-of-mouth advertising from existing members. Our attracting and retaining members may depend on our ability to:

•	offer a secure platform;
•	provide tools and services that meet the evolving needs of consumers;
•	provide a wide range of high-quality product and service offerings;
•	enhance the attractiveness of our platform;
•	maintain the quality of our customer service; and
•	continue adapting to the changing demands of the market.

If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and/or grow our business will be adversely affected. Members cancel their membership to our service for many reasons, including a perception that they do not use the service sufficiently, the need to cut household expenses, availability of content is limited, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new members both to replace members who cancel and to grow our business beyond our current member base. If too many of our members cancel our service, or if we are unable to attract new members in numbers sufficient to grow our business, our operating results will be adversely affected. If we are unable to successfully compete with current and new competitors in both retaining our existing members and attracting new members, our business will be adversely affected. Further, if excessive numbers of members cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate to replace these members with new members.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The market for on-line video, radio and games is characterized by rapidly changing technology, evolving industry standards, new service and product introductions and changing customer demands. Although we have developed new products and services in order to meet customer demand, new technologies and evolving business models for delivery of entertainment video continue to develop at a fast pace and we may not be able to keep up with all of the changes. Consumers are afforded various means for consuming on-line video, radio and games. The various economic models underlying these differing means of entertainment video delivery include subscription, pay-per-view, ad-supported and piracy-based models. Several competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. New entrants may enter the market with unique service offerings or approaches to distributing on-line video, radio and games and other companies also may enter into business combinations or alliances that strengthen their competitive positions. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. If we are unable to successfully or profitably compete with current and new competitors, programs and technologies, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

6

Changes in consumer viewing habits, including more widespread usage of demand methods of entertainment video consumption could adversely affect our business.

The manner in which consumers seek entertainment online is changing rapidly. Digital cable, wireless and Internet content providers are continuing to improve technologies, content offerings, user interfaces, and business models that allow consumers to access entertainment video-on-demand with interactive capabilities. The devices through which on-line video, radio and games can be consumed are also changing rapidly. For example, content from cable service providers may be viewed on laptops and mobile devices and content from Internet content providers may be viewed on TVs. If competitors providing similar services address the changes in consumer habits in a manner that is better able to meet content distributor and consumer needs and expectations, our business could be adversely affected.

We may not be able to maintain or grow our revenue or our business.

We primarily derive our revenue from memberships and advertising and other fees from affiliate programs of content providers. We were formed in 2011 and began to generate revenue in 2013. Our revenue grew 616% from the fiscal year of 2013 to the fiscal year of 2014, but declined by approximately 2% from the fiscal year of 2014 to the fiscal year of 2015. The decline primarily resulted from a decrease in the memberships sold by Telebrands, which was caused by its inventory shortage of Rabbit TV devices available for sale. We cannot be sure that Telebrands produce sufficient devices for sale in the future. In addition, our revenue may further decline or our growth may become stagnant for many other reasons, including decreasing consumer spending, increasing competition, slowing growth of the consumption of on-line video, radio and games, changes in government policies or general economic conditions.

If we are not able to manage our growth, our business could be adversely affected.

We are currently engaged in an effort to grow our service by introducing online access renewal, developing new products, expanding internationally and to residents of rural areas. As we undertake all these changes, if we are not able to manage the growing complexity of our business, including improving, refining or revising our systems and operational practices, our business may be adversely affected.

If our efforts to build strong brand identity and improve member satisfaction and loyalty are not successful, we may not be able to attract or retain members, and our operating results may be adversely affected.

We must continue to build and maintain strong brand identity for our products and services, which have expanded over time. We believe that strong brand identity will be important in attracting members. If our efforts to promote and maintain our existing brands and brands we develop in the future are not successful, our operating results and our ability to attract members may be adversely affected. From time to time, our members express dissatisfaction with our service, including, among other things, title availability, processing and service interruptions. To the extent dissatisfaction with our service is widespread or not adequately addressed, our brand may be adversely impacted and our ability to attract and retain members may be adversely affected. With respect to our planned international expansion, we will also need to establish our brand and to the extent we are not successful, our business in new markets would be adversely impacted.

7

If we are unable to manage the mix of member acquisition sources, our member levels and marketing expenses may be adversely affected.

We utilize a broad mix of marketing programs to promote our service to potential new members. We obtain new members through our online marketing efforts, including paid search listings, banner ads, text links and permission-based e-mails. In addition, we have engaged in various offline marketing programs, including TV and radio advertising, direct mail and print campaigns, consumer package and mailing insertions. We maintain an active public relations program to increase awareness of our service and drive member acquisition. We opportunistically adjust our mix of marketing programs to acquire new members at a reasonable cost with the intention of achieving overall financial goals. If we are unable to maintain or replace our sources of members with similarly effective sources, or if the cost of our existing sources increases, our member levels and marketing expenses may be adversely affected.

If we are unable to continue using our current marketing channels, our ability to attract new members may be adversely affected.

We may not be able to continue to support the marketing of our service by current means if such activities are no longer available to us, become cost prohibitive or are adverse to our business. If companies that currently promote our service decide that we are negatively impacting their business, that they want to compete more directly with our business or enter a similar business or decide to exclusively support our competitors, we may no longer be given access to such marketing through them. In addition, if ad rates increase, we may curtail marketing expenses or otherwise experience an increase in our marketing costs. Laws and regulations impose restrictions on the use of certain channels, including commercial e-mail and direct mail. We may limit or discontinue use or support of e-mail and other activities if we become concerned that members or potential members deem such activities intrusive, which could affect our goodwill or brand. If the available marketing channels are curtailed, our ability to attract new members may be adversely affected.

Although we do not distribute content through our service, if we are sued for content viewed through our service, our results of operations would be adversely affected.

Although we do not distribute content through our service, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on content linked through our service. We also may face potential liability for content uploaded from our users in connection with our community-related content or reviews. If we become liable for such activities, then our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We cannot assure that we are insured or indemnified to cover claims of these types or liability that may be imposed on us.

We rely upon a number of partners to offer our service.

We currently offer members the ability to easily navigate available sources of on-line video, radio and games and consume such media through their computers and other Internet-connected devices. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments to our ability to organize content, our ability to grow our business could be adversely impacted. Furthermore, devices are manufactured and sold by entities other than FreeCast and while these entities should be responsible for the devices’ performance, the connection between these devices and FreeCast may nonetheless result in consumer dissatisfaction toward FreeCast and such dissatisfaction could result in claims against us or otherwise adversely impact our business.

8

Any significant disruption in our computer systems or those of third-parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

Members and potential members access our service through our Web site or their TVs, computers, game consoles or mobile devices. Our reputation and ability to attract, retain and serve our members is dependent upon the reliable performance of our computer systems and those of third-parties that we utilize in our operations. Interruptions in these systems, or with the Internet in general, including discriminatory network management practices, could make our service unavailable or degraded. Much of our software is proprietary, and we rely on the expertise of our engineering and software development teams for the continued performance of our software and computer systems. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our servers and those of third-parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Our Web site periodically experiences directed attacks intended to cause a disruption in service. Any attempts by hackers to disrupt our service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation. Our insurance does not cover expenses related to attacks on our Web site or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Any significant disruption to our service or internal computer systems could result in a loss of members and adversely affect our business and results of operations.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party Internet-based or “cloud” computing services in connection with our business operations. Problems faced by our third-party Web hosting or cloud computing providers, including technological or business-related disruptions, could adversely impact the experience of our members. In addition, fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and hardware or cause them to fail completely. As we do not maintain entirely redundant systems, a disrupting event could result in prolonged downtime of our operations and could adversely affect our business.

We rely upon third parties to host certain aspects of our service and any disruption of or interference with our use of such third party services would impact our operations and our business would be adversely impacted.

We make use of a number of services provided by third parties, including distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by such third parties. Given this, along with the fact that we cannot easily switch our operations to other providers, any disruption of or interference with our use of current service providers would impact our operations and our business would be adversely impacted.

We rely heavily on our proprietary technology to locate and organize on-line video, radio and games and to manage other aspects of our operations, and the failure of this technology to operate effectively could adversely affect our business.

We continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our members. Future enhancements and modifications to our technology could consume considerable resources. If we are unable to maintain and enhance our technology, our ability to retain existing members and to add new members may be impaired. In addition, if our technology or that of third-parties we utilize in our operations fails or otherwise operates improperly, our ability to retain existing members and to add new members may be impaired. Also, any harm to our members’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

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Our business depends on continued and unimpeded access to the Internet at non-discriminatory prices. Internet access providers and Internet backbone providers may be able to block, limit, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users.

Our products and services depend on the ability of our customers’ viewers to access the Internet, and certain of our customers’ products require significant bandwidth to work effectively. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies and mobile communications companies. Some of these providers have stated that they may take measures that could degrade, disrupt or increase the cost of user access by restricting or prohibiting the use of their infrastructure to support or facilitate offerings, or by charging increased fees to provide offerings, while others, including some of the largest providers of broadband Internet access services, have committed to not engaging in such behavior.

The ability of the FCC to regulate broadband Internet access services was called into question by an April 2010 ruling of the United States Court of Appeals for the D.C. Circuit. The FCC then proposed rules regulating broadband Internet access, but on January 14, 2014, the D.C. Circuit Court of Appeals struck down the net neutrality rules adopted by the FCC, determining that the FCC did not have the authority to issue or enforce net neutrality rules, as it had failed to identify certain service providers as “common carriers.” On February 26, 2015, the FCC approved a new rule that reclassifies broadband Internet access service as a telecommunication service and regulates broadband Internet access as a public utility. This new rule is likely to face challenges in court. In addition, if Congress passes a new law, the FCC’s regulations will be superseded, and it will be the new law that establishes rules regulating broadband Internet access. AT&T has filed several patent applications for methods to take advantage of the dissolution of the net neutrality rules, and complaints have begun to mount that certain carriers are slowing access to various third party on-line and cloud services.

Unless either Congress or the FCC addresses the scope of its authority it is possible that broadband service providers could impose restrictions on bandwidth and service delivery that may adversely impact our download speeds or ability to deliver content over those facilities, or impose significant end user or other fees that could impact the cost of our services to end users, or our delivery costs. As a result of the Court’s action and the FCC’s inaction, current and future actions by broadband Internet access providers may also result in limitations on access to our services, a loss of existing users, or increased costs to us, our users or our customers, thereby impairing our ability to attract new users, or limiting our opportunities and models for revenue and growth.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our member acquisition and retention could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, companies like Comcast, Time Warner Cable and Cablevision have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours, our business could be negatively impacted.

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Privacy concerns could limit our ability to leverage our member data and our disclosure of or unauthorized access to member data could adversely impact our business and reputation.

In the ordinary course of business and in particular in connection with merchandising our service to our members, we collect and utilize data supplied by our members. We currently face certain legal obligations regarding the manner in which we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws, that limit our ability to use collected data, could have an adverse effect on our business. In addition, if unauthorized access to our member data were to occur or if we were to disclose data about our members in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with members would be harmed if our member data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our members, including names and, in many cases, mailing addresses. With respect to billing data, such as credit card numbers, we rely on licensed encryption and authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our members’ data. If, despite these measures, we, or our payment processing services, experience any unauthorized intrusion into our members’ data, current and potential members may become unwilling to provide the information to us necessary for them to become members, we could face legal claims, and our business could be adversely affected. Similarly, if a well-publicized breach of the consumer data security of any other major consumer Web site were to occur, there could be a general public loss of confidence in the use of the Internet for commerce transactions which could adversely affect our business.

In addition, we do not obtain signatures from members in connection with the use of credit cards by them. Under current credit card practices, to the extent we do not obtain cardholders’ signatures, we are liable for fraudulent credit card transactions, even when the associated financial institution approves payment of the orders. From time to time, fraudulent credit cards are used on our Web site to obtain service. Typically, these credit cards have not been registered as stolen and are therefore not rejected by our automatic authorization safeguards. While we do have a number of other safeguards in place, we nonetheless experience some loss from these fraudulent transactions. We do not currently carry insurance against the risk of fraudulent credit card transactions. A failure to adequately control fraudulent credit card transactions would harm our business and results of operations.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

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Intellectual property protection may not be sufficient and confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we would prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our Web site, technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our Web site. We use the intellectual property of third-parties in merchandising our products and marketing our service through contractual and other rights. From time to time, third-parties allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current Web site and technology, or our inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

If we are unable to protect our domain names, our reputation and brand could be adversely affected.

We currently hold various domain names relating to our brand, including freecast.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our Web site and our service. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable, without significant cost or at all, to prevent third-parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

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We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

We rely on the continued service of our senior management, including our founder and Chief Executive Officer and Chairman of the Board of Directors William A. Mobley, Jr., members of our executive team and other key employees and the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements about our company and our services that could damage our and our management’s reputation and our brand and materially deter consumers from using our service. Our brand name and our business may be harmed if we are unable to promptly respond to our competitors’ misleading marketing efforts.

Risks Related to the Offering

An active trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the shares you purchase.

Prior to this offering, there has been no public trading market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development or maintenance of an active trading market. The initial public offering price per share of our common stock has been determined by agreement among us and the underwriters and may not be indicative of the price at which our common stock will trade in the public trading market after this offering. If an active trading market does not develop, there may be difficulty selling any shares of our common stock.

The offering price of our common stock may not be indicative of future market prices of our common stock.

The offering price of the shares of our common stock has been arbitrarily determined by us and should not be considered an objective indication of our actual value, as it bears no relationship to our assets, earnings, book value or any other objective financial statement criteria of value.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering, and such use may not improve our financial results or increase the trading price of our common stock.

We have not allocated a significant portion of the net proceeds to be received by us in this offering to any particular purpose, and our use of such proceeds will be based on our current growth strategies and business conditions. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase the trading price of our common stock. The net proceeds from this offering, pending investment in operating assets or businesses, may be placed in investments that do not produce income or that lose value.

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After this offering, William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors, individually and through Nextelligence, Inc., which is majority owned and controlled by him, will own or control in excess of            of our outstanding common stock.

After this offering, William A. Mobley, Jr., our Chief Executive Officer and Chairman of the Board of Directors, individually and through Nextelligence, Inc., which is majority owned and controlled by him, will own or control in excess of            of our outstanding common stock. As a result, Mr. Mobley is able to exercise significant influence over our company, including, but not limited to, any shareholder approvals for the election of our directors and, indirectly, the selection of our senior management, the amount of dividend payments, if any, our annual budget, increases or decreases in our share capital, new securities issuance, mergers and acquisitions and any amendments to our memorandum of association and articles of association. Furthermore, this concentration of ownership may delay or prevent a change of control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could decrease the market price of our shares.

Following this offering, we will be a “controlled company” as such term is defined in the rules of the Nasdaq Stock Market, and, therefore, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

Upon the completion of this offering, we expect that our Common stock will be listed on the Nasdaq Stock Market. We expect to be a “controlled company” under the Nasdaq corporate governance standards because more than 50% of the voting power of our common stock following the completion of this offering will be held by Nextelligence, Inc. A “controlled company” may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (i) we have a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, in reliance upon the foregoing exemptions, a majority of our board of directors will not consist of independent directors, we will not have a nominating and corporate governance committee, and our compensation committee will not be composed entirely of independent directors, and we may use any of these exemptions for so long as we are a controlled company. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as the factors listed below, some of which are beyond our control, could affect the market price of our common stock:

•	our failure to achieve actual operating results that meet or exceed guidance that we may have provided due to factors beyond our control, such as currency volatility and trading volumes;

•	future announcements concerning us or our competitors, including the announcement of acquisitions;

•	changes in government regulations or in the status of our regulatory approvals or licensure;

•	public perceptions of risks associated with our services or operations;

•	developments in our industry; and

•	general economic, market and political conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

If you purchase common stock sold in this offering, you will experience immediate and substantial dilution.

Based upon our unaudited financial statements at December 31, 2015, if you purchase common stock sold in this offering, you will experience immediate and substantial dilution of $[__] per share based on an offering price of $___, because the price that you pay per share will be greater than the net tangible book value per share. Our existing shareholders will experience an immediate increase in net tangible book value of $[__] per share. In addition, you may face additional dilution if we issue additional securities in the future to finance our operations.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our common stock adversely, or if we fail to achieve analysts’ earnings estimates, the market price and trading volume of our common stock could decline.

The trading market for our common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry make unfavorable comments about our market opportunity or business, the market price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our common stock or trading volume to decline. In addition, if we fail to achieve analysts’ earnings estimates, the market price of our common stock would also likely decline.

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If we are unable to meet the continued listing requirements of the Nasdaq, the Nasdaq will delist our common stock.

Upon the consummation of this offering, our common stock will be listed on the Nasdaq. In the future, if we are not able to meet the Nasdaq continued listing standards, we could be subject to suspension and delisting proceedings. A delisting of our common stock and our inability to list on another national securities exchange could negatively impact us by: (i) reducing the liquidity and market price of our common stock; (ii) reducing the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use a registration statement to offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets and (iv) impairing our ability to provide equity incentives to our employees.

Because we do not intend to pay dividends for the foreseeable future, investors in the offering will benefit from their investment in shares only if our common stock appreciates in value.

We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. Our common stock may not appreciate in value or even maintain the price at which investors in this offering have purchased their shares.

We cannot predict our future capital needs. as a result, we may need to raise significant amounts of additional capital. We may be unable to obtain the necessary capital when we need it, or on acceptable terms, if at all.

Our business depends on the availability of adequate funding and regulatory capital under applicable regulatory requirements. We currently anticipate that our available cash resources will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional funds to:

•	support more rapid expansion;

•	develop new or enhanced services and products;

•	respond to competitive pressures;

•	acquire complementary businesses, products or technologies; or

•	respond to unanticipated requirements.

Additional financing may not be available when needed on terms favorable to us.

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For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in the Securities Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes–Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy and information statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. Because we intend to take advantage of these exemptions, some investors may find our common stock less attractive, which may result in a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period for complying with new or revised accounting standards.

We could remain an “emerging growth company” until June 30, 2021 or, if earlier, (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of any fiscal year, the last day of such fiscal year, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period. If we are still a smaller reporting company (a company with a public float of less than $75 million) after we no longer qualify as an emerging growth company, we may be able to make use of some of the same exemptions (such as the exemption to the auditor attestation requirements of Section 404(b) of the Sarbanes–Oxley Act) as were available to us when we qualified as an emerging growth company.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

We are not currently required to comply with Section 404(a) of the Sarbanes–Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes–Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Notwithstanding the fact that we are not yet required to assess our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer have determined that there may have been, in the past, weaknesses in internal control over financial reporting, relating to our failure to receive documentation prior to paying certain invoices. As is the case with many companies of our size, (i) we did not have written documentation of our internal control policies and procedures; (ii) we did not have sufficient segregation of duties within accounting functions; (iii) we did not have adequate staff and supervision within our accounting function; and (iv) we lacked a sufficient process for periodic financial reporting, including timely preparation and review of financial reports and statements. Our Chief Executive Officer and Chief Financial Officer believe that such weaknesses have been substantially remediated through, among other things, our hiring of a Chief Financial Officer in April 2014.

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In addition, to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

In the past, we have had weaknesses in our internal control over financial reporting.

Although we are not yet required to assess our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer have determined that there have been, in the past, weaknesses in our internal control over financial reporting, relating to our failure to receive documentation prior to paying certain invoices. As is the case with many companies of our size, (i) we did not have written documentation of our internal control policies and procedures; (ii) we did not have sufficient segregation of duties within accounting functions; (iii) we did not have adequate staff and supervision within our accounting function; and (iv) we lacked a sufficient process for periodic financial reporting, including timely preparation and review of financial reports and statements. Our Chief Executive Officer and Chief Financial Officer believe that such weaknesses have been substantially remediated through, among other things, our hiring of a Chief Financial Officer in April 2014.  Other than the salary and benefits paid to our Chief Financial Officer, we have not incurred and do not expect to incur material costs in past or ongoing remediation efforts.

Shareholders may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately ______________ shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions, in future common stock offerings or otherwise. We have reserved an aggregate of _________ shares for issuance under our incentive plan.  Any common stock that we issue under any incentive plan would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Substantial future sales or perceived potential sales of our common stock in the public market could cause the price of our common stock to decline significantly.

Sales of our common stock or other equity securities in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline significantly. Upon completion of this offering, we will have _____________ shares of common stock outstanding, assuming the underwriters do not exercise their option to purchase additional shares, of which _________________ shares of our common stock, representing ____% of our outstanding common stock immediately after this offering, will not be subject to lock-up agreements. All shares of common stock sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The common stock outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the applicable lock-up period at the discretion of one of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our common stock could decline significantly. See “Shares Eligible for Future Sale — Lock-up Agreements.”

Certain holders of our common stock will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our common stock to decline significantly.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus or in the documents incorporated by reference herein that are not descriptions of historical facts are forward-looking statements that are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ materially from those currently anticipated include those set forth under “Risk Factors” including, in particular, risks relating to:

•	the online video and entertainment industry;

•	our financial performance;

•	our ability to attract and retain customers;

•	our ability to expand our business;

•	our ability to retain and hire necessary employees and appropriately staff our operations; and

•	our estimates regarding capital requirements and needs for additional financing.

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $               , based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, we estimate that we will receive an additional $            million in net proceeds.

A $1.00 increase (decrease) in the assumed initial public offering price of $            would increase (decrease) the net proceeds to us from this offering by $            , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

Although we have not yet determined with any certainty the manner in which we will allocate these net proceeds, we currently intend to use the net proceeds of this offering primarily to increase our sales and marketing efforts, and expand our geographical presence. By hiring additional sales, marketing, and technical personnel, we expect to accelerate our growth and take advantage of the momentum that we believe currently exists in the market for services like ours. We also intend to build out our infrastructure to handle the anticipated growth in our membership base and our product offerings.

Our management will retain broad discretion in the allocation and use of the net proceeds from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for the construction and expansion of facilities, working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds might be used for that purpose.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

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DIVIDEND POLICY

We have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2015:

•	On an actual basis; and

•	On a pro forma basis to give effect to the sale of [____] shares of common stock by us in this offering at the initial public offering price of $ ___ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	December 31, 2015
	(unaudited)	(unaudited)
	Actual	Pro Forma

Stockholders’ Deficit:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; no shares issued and outstanding.	$-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 29,267,054 shares issued and outstanding; __________ shares issued and outstanding, as adjusted	2,927
Additional paid-in capital	5,733,130
Accumulated deficit	(8,205,889)
Total stockholders’ deficit	(2,469,832)

Total Capitalization	(2,469,832)

The pro forma number of shares to be outstanding immediately after this offering as shown above is based on shares outstanding as of ______________, 2015 and excludes:

•	36,914,033 shares of common stock issuable upon exercise of warrants.

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DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of December 31, 2015 was $            , or $    per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on                 , 2015.

After giving effect to our issuance and sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of            , 2015 would have been $         , or $         per share. This represents an immediate increase in net tangible book value to existing shareholders of $         per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $            per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering without giving effect to the over-allotment option granted to the underwriters:

Assumed public offering price per share	$	XX.XX
Net tangible book value per share as of December 31, 2015		[_______]
Increase in net tangible book value per share attributable to the offering		X.XX
Pro forma net tangible book value per share as of December 31, 2015 after giving effect to the offering .		X.XX
Dilution per share to new investors	$	XX.XX

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the pro forma net tangible book value by $           million, the pro forma net tangible book value per share after this offering by $           per share and the dilution in pro forma net tangible book value per share to investors in this offering by $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $             per share, representing an immediate increase to existing shareholders of $            per share and an immediate dilution of $         per share to new investors. If any shares are issued in connection with outstanding options, you will experience further dilution.

The tables above assume no exercise of warrants to purchase shares of common stock outstanding as of December 31, 2015. At December 31, 2015, there were 36,914,033 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.26 per share.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to                         , or       % of the total number of shares of common stock outstanding after this offering.

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SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our selected historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statement and notes thereto included elsewhere in this prospectus. The statements of operations data for the fiscal years ended June 30, 2015 and 2014 and the statements of financial condition data as of June 30, 2015 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the six months ended December 31, 2015 and 2014 and the statements of financial condition data as of December 31, 2015 are derived from our unaudited financial statements included elsewhere in this prospectus.

	Year Ended June 30,		Six Months Ended December 31,
	2015	2014	2015	2014
			(unaudited)	(unaudited)
Statements of Operations Data:
Total Revenue	$1,289,084	$1,315,480	$701,258	$617,959
Cost of Revenue	519,534	242,865	267,518	246,629
Gross Profit	769,550	1,072,615	433,740	371,330

Operating Costs and Expenses:
Compensation and benefits	1,643,236	1,301,589	921,687	782,401
Sales and marketing expenses	502,667	408,865	281,518	225,357
General and administrative	1,069,334	440,293	436,565	501,731
Incentives to distributor	-	649,758	-	-
Total Operating Expenses	3,215,237	2,800,505	1,639,770	1,509,489

Loss From Operations	(2,445,687)	(1,727,890)	(1,206,030)	(1,138,159)

Total Other Expense	(24,682)	(17,315)	(14,453)	(11,485)

Net Loss	$(2,470,369)	$(1,745,205)	$(1,220,483)	$(1,149,644)

Net Loss per share, basic and diluted	$(0.09)	$(0.06)	$(0.04)	$(0.04)

	As of June 30,		As of December 31,
	2015	2014	2015
			(unaudited)
Balance Sheet Data:
Cash and Cash Equivalents	$99,845	$456,097	$285,385
Accounts Receivable	587,071	1,076,861	391,357
Total Assets	753,874	2,023,731	774,304
Total Current Liabilities	1,639,340	1,012,520	1,871,804
Total Liabilities	2,971,440	1,944,110	3,244,136
Total Shareholders’ Equity (Deficit)	(2,217,566)	79,621	(2,469,832)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes thereto and other financial information appearing elsewhere in this Form S-1.

Overview

Revenues for the six months ended December 31, 2015 increased by $83,000, to $701,000, as compared with the six months ended December 31, 2014, and the net loss increased by $71,000 to $1.22 million.

Revenues for the fiscal year ended June 30, 2015 decreased by 2%, or $26,000, to $1.29 million, as compared to the fiscal year ended June 30, 2014, while our net loss increased by 42%, or $725,000, to $2.47 million. Membership revenues for the fiscal year of 2014 were net of $190,000 related to warrants earned by our distributor as incentives for achieving certain pre-established goals.

During the year ended June 30, 2015, we added 559,000 registered members through devices sold by Telebrands, and 850,000 registered memberships sold by Telebrands expired. We believe that there were two primary factors for the decline in registered members during the year ended June 30, 2015: (i) we believe that some expired registered memberships were not renewed because a convenient renewal process was not available; prior to Telebrands setting up a convenient online renewal process in July 2014, members needed to go to a store to renew their memberships; and (ii) Telebrands did not have sufficient device inventory for sales at retail outlets during this period. FreeCast sold 110,000 memberships online (which includes 85,000 renewals) for the year ended June 30, 2015. For the year ended June 30, 2014, we added 852,000 registered members through devices sold by Telebrands, and 559 registered memberships sold by Telebrands expired.

For the six months ended December 31, 2015, (i) we added 155,000 registered members through devices sold by Telebrands and 351,000 registered memberships sold by Telebrands expired, and (ii) FreeCast sold 55,000 memberships (which include 45,000 renewals), and 7,000 memberships sold by FreeCast expired. For the six months ended December 31, 2014, (i) we added 346,000 registered members sold by Telebrands, and 471,000 registered memberships through devices sold by Telebrands expired, and (ii) FreeCast sold 58,000 memberships (including 47,000 renewals). The following tables provide information relating to new memberships and the expiration of memberships:

Paid Registered Members	Paid Registered Members

	(000's)			(000's)
	As of June 30,			As of December 31,
Distribution Channel	2015	2014	Distribution Channel	2015	2014

Telebrands	585	876	Telebrands	389	751
Online / Other	110	0	Online / Other	158	58

Total Registered Members	695	876	Total Registered Members	547	809

Paid Registered Members	Paid Registered Members

	(000's)			(000's)
	As of June 30,			As of December 31,
Distribution Channel	2015	2014	Distribution Channel	2015	2014

Telebrands, Beg Balance	876	583	Telebrands, Beg Balance	585	876
New Members	559	852	New Members	155	346
Expirations	(850)	(559)	Expirations	(351)	(471)
Telebrands, Ending Balance	585	876	Telebrands, Ending Balance	389	751

Paid Registered Members	Paid Registered Members

	(000's)			(000's)
	As of June 30,			As of December 31,
Distribution Channel	2015	2014	Distribution Channel	2015	2014

Online, Beg Balance	0	0	Online, Beg Balance	110	0
New Members	110	0	New Members	55	58
Expirations	0	0	Expirations	(7)	0
Online, Ending Balance	110	0	Online, Ending Balance	158	58

We see opportunities for growth in international sales, free-trial pre-loads in manufactured devices, including mobile devices and laptops, and introducing SelectTV into the in-home market. However, we can only take advantage of these opportunities if we have sufficient capital to do so, are able to recruit the necessary staff, and are able to expand our current infrastructure. We may also face additional challenges from new competitors that may be able to launch new businesses at relatively low cost, with consumers easily being able to shift spending from one provider to another. In order to combat this, we must continue to deliver a product that is more advanced than that of competitors.

Components of our Operating Results

Revenues

Membership revenue

We generate membership revenue through the sale of Rabbit TV and Rabbit TV Plus, a web-based media guide that aggregates free media content on the web and facilitates access for its customers.

Membership revenue is derived from sales through Telebrands, a third-party marketing and distribution company (Rabbit TV and Rabbit TV Plus) and through direct sales to members (Rabbit TV Plus).

Membership revenue is recognized ratably on a straight-line basis over the duration of the membership period, generally ranging from one to six years. All membership fees are collected at the time of purchase. Revenue is recognized when the service has been provided.

Membership revenue is presented net of cash or equity instruments provided as sales incentives to customers and distributors of the Company’s memberships. When classification of sales incentives as a reduction of revenue results in negative revenue for a specific customer or distributor on a cumulative basis (that is, since inception of the overall relationship between the Company and the customer or distributor), then the amount of the cumulative shortfall is classified as an expense.

Advertising and other revenue

We generate advertising revenue pursuant to arrangements with advertising agencies and brokers. Under these arrangements, we provide the agencies and brokers the ability to sell advertising on our service directly to advertisers. We report this revenue net of amounts due to agencies and brokers because we are neither the primary obligor under these arrangements, nor do we set the pricing or establish or maintain the relationship with the advertisers.

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Premium services are also available, for an additional fee, to allow single or time-limited use of private, decrypted viewing of movies, sporting events, concerts, or other types of events

Deferred revenue

Deferred revenue consists principally of both prepaid but unrecognized membership revenue and advertising fees received or billed in advance of the delivery or completion of the delivery of services. We may pay sales incentives, in cash or by issuing equity instruments, to distributors of our memberships. Such sales incentives are not recognized as deferred revenue. Rather, sales incentives are recognized in current operations when issued, regardless of amounts in deferred revenue, which may have resulted from the distributor’s efforts. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Cost of Revenue

Cost of revenue consists primarily of hosting, product development, and infrastructure costs and the salaries and benefits related to employees in software engineering, facilities-related expenses, and information technology associated with supporting those functions. Hosting costs consist of content streaming, maintaining our internet service and creating and serving advertisements through third-party ad servers. We make payments to third-party ad servers in the period in which the advertising impressions are delivered or click-through actions occur, and accordingly record this as a cost of revenue in the related period. We incur product development expenses primarily for improvements to our website and related apps, development of new advertising products and development and enhancement of the guide and streaming system. Product development costs are generally expensed as incurred.

Operating Expenses

Compensation and Benefits

Compensation and benefits consists primarily of employee-related costs, including salaries and benefits related to employees in finance, accounting, internal information technology and other administrative personnel and stock based compensation.

Sales and Marketing

Sales and marketing consists primarily of employee-related costs, including salaries, commissions and benefits related to employees in sales, sales support and marketing departments. In addition, sales and marketing expenses include external sales and marketing expenses such as third-party marketing, branding, advertising, public relations expenses, commissions, facilities-related expenses, and infrastructure costs.

General and Administrative

General and administrative expenses include professional services costs for outside legal and accounting services, facilities-related expenses, travel costs, third party customer support, and credit card fees.

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Six Months Ended December 31, 2015 Compared to Six Months Ended December 31, 2014

Revenues

We generally have two major components of revenue, advertising revenues and membership revenues.

Advertising revenue declined by 30%, or $62,000, to $145,000, in the six months ended December 31, 2015 as compared with the same period in the prior year. The decline in advertising revenue is relatively proportionate to the decrease in paid registered members.

Membership revenue increased by 35%, or $146,000, to $557,000, in the six months ended December 31, 2015 as compared with the same period in the prior year. In July 2014, we began renewing our members online with Rabbit TV Plus. The increase in membership revenues is attributable to sales and renewals online by FreeCast. We generate an average of $10.00 to $12.50 for each new membership sold by FreeCast as compared with $0.75 for each membership sold by Telebrands. The increase was offset partially by lower sales at retail channels with the phase-out of Rabbit TV.

We had two customers, Telebrands and Google, which accounted for 15% and 39% of total revenue, excluding incentives to distributors and deferred memberships, on a combined basis for the six months ended December 31, 2015 and 2014. Telebrands accounted for 10% or more of total accounts receivable as of December 31, 2015 and June 30, 2015, comprising 92% and 93%, respectively, of total accounts receivable.

Cost of Revenue

Cost of revenue increased by 8%, or $21,000, to $268,000. This increase was attributable to higher hosting and development costs as we continue to enhance our products’ functionality and content.

Operating costs and expenses

Operating expenses increased by 9%, or $130,000, to $1,640,000 in the fiscal six months ended December 31, 2015, as compared with the same period in the fiscal year of 2014. The increase resulted from larger headcount and higher marketing costs as we continue to develop our product offerings.

Year Ended June 30, 2015 Compared to Year Ended June 30, 2014

Revenues

We generally have two major components of revenue, advertising revenues and membership revenues.

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Advertising revenues decreased by 46%, or $332,000, in the fiscal year of 2015 as compared to the fiscal year of 2014, to $389,000. We experienced an initial spike in advertising revenue after the product launch as Telebrands was promoting through infomercials on television. As their inventory of Rabbit TV devices became depleted, they stopped advertising and will not resume until they release new product for the 2015 Christmas season. A decline in traffic to our site, which was caused by the decrease in registered memberships, also contributed to the decline.

Membership revenues increased by 51%, or $305,000 to $900,000, in the fiscal year of 2015 as compared to the fiscal year of 2014. Membership revenues in the fiscal year 2014 were net of $190,000 of warrants earned by our distributor as incentives for achieving certain pre-established goals. The increase in membership revenues is attributable to sales and renewals online by FreeCast. We generate an average of $10.00 to $12.50 for each new membership sold by FreeCast as compared with $0.75 for each membership sold by Telebrands.

We had two customers, Telebrands and Google, which accounted for 33.6% and 98.2% of total revenue, excluding incentives to distributors and deferred memberships, on a combined basis for the fiscal years ended June 30, 2015 and 2014, excluding incentives to distributors. Telebrands accounted for 10% or more of total accounts receivable as of June 30, 2015 and 2014, comprising 93% and 95%, respectively, of total accounts receivable.

Cost of Revenue

Cost of revenue increased by 114%, or $277,000, to $520,000, in the fiscal year of 2015 as compared to the fiscal year of 2014, due to higher hosting costs and a fixed management fee payable to Nextelligence under the terms of an Amended and Restated Technology License and Development Agreement. Prior to July 1, 2014, Nextelligence was reimbursed for management and development at actual cost plus 20%.

Operating costs and expenses

Operating expenses increased by 15%, or $415,000, to $3.2 million, in the fiscal year of 2015 as compared to the fiscal year of 2014, largely due to the addition of personnel to increase marketing and support our growth, as well as additional professional audit and legal fees as we prepare for our initial public offering. Operating expence for 2014 includes $650,000 of warrants earned by our distributor as incentives for achieving certain pre-established goals.

Liquidity and Capital Resources

We have historically financed our liquidity and capital needs primarily through the use of funds generated from operations, the sale of stock and notes payable. We plan to finance our future operating liquidity and regulatory capital needs from operations and the sale of securities. Following this offering, we expect that our personnel and marketing costs, will increase as we continue to implement our expansion plan.

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We primarily hold and invest our cash at various financial institutions and in various instruments, including cash held at banks and money market funds which invest in short-term U.S. government securities. In general, we believe all of our investments and deposits are of high credit quality and we have more than adequate liquidity to conduct our business.

We had a working capital deficit of $1,111,067 and $900,735 as of December 31, 2015 and June 30, 2015, respectively. Our net cash flow for the six months ended December 31, 2015 increased by $185,540. Our net cash flow for the year ended June 30, 2015 decreased by $356,252. Our cash flow for the year ended June 30, 2014 increased by $217,590.

Net cash used in operating activities was ($462,460) for the six months ended December 31, 2015, as compared with ($260,609) for the six months ended December 31, 2014. The increase in net cash used in operating activities is largely a result of additional personnel and increased marketing efforts. Net cash used operating activities was ($344,320) for the year ended June 30, 2015, as compared to net cash provided by operating activities of $22,538 for the year ended June 30, 2014. The increase in cash used in operating activities is largely a result of additional personnel and increased marketing efforts, as well as higher professional fees as we prepare for an initial public offering.

In the six months ended December 31, 2015, the Company sold to unrelated investors a total of 715,000 shares of our common stock and warrants to purchase an aggregate of 715,000 shares of our common stock for net proceeds of $648,000, after deducting costs of $67,000.

During the fiscal year of 2014, we sold 1,014,000 shares of our common stock to 14 accredited investors for proceeds of $253,500.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with GAAP applied on a consistent basis. The preparation of these financial statements requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We evaluate these estimates and assumptions on an ongoing basis. We base our estimates on the information currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made; if different estimates reasonably could have been used; or if changes in the estimate that are reasonably likely to occur periodically could materially impact the financial statements. While our significant accounting policies are described in more detail in the notes to our financial statements included in this prospectus, we believe the following accounting policies to be critical to the estimates and assumption used in the preparation of our financial statements.

Revenue Recognition

Revenue is principally derived from membership and advertising services. We recognize revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, we consider customer registration, payment, or third party acknowledgement to be persuasive evidence of an arrangement.

The Company evaluated the criteria outlined in ASC Topic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Rabbit TV fees paid by customers through Telebrands is reported net of any fees payable to or retained by Telebrands. This is because, although the Company is the primary obligor, the Company does not establish the sales price and does not have credit risk. Rabbit TV Plus fees paid by customers to the Company is reported at gross. Since the Company is the primary obligor in the transaction, has latitude in establishing the sales price, and has the credit risk, revenue is recorded on a gross basis.

The Company generates advertising revenue pursuant to arrangements with advertising affiliates and brokers. Under these arrangements, the Company provides the agencies and brokers the ability to sell advertising inventory on the Company’s service directly to advertisers. The Company reports this revenue net of amounts due to agencies and brokers because the Company is not the primary obligor under these arrangements nor does the Company set the pricing or establish or maintain the relationship with the advertisers.

Cost of Revenue

Cost of revenue consists primarily of hosting, product development, and infrastructure costs and the salaries and benefits related to employees in software engineering, facilities-related expenses, and information technology associated with supporting those functions. Certain website development and internal use software development costs may be capitalized when specific criteria are met. In such cases, the capitalized amounts are amortized to cost of revenue over the useful life of the related application once the application is placed in service.

Fair Value of Financial Instruments

We follow the provisions of FASB ASC Topic 820, “Fair Value Measurements and Disclosures” for financial instruments. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 permits an entity to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period.

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ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in level 1 that are directly or indirectly observable for the asset or liability. Such inputs include quoted prices in active markets or similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable inputs for the asset or liability. Such inputs are used to measure fair value when observable inputs are not available.

As of December 31, 2015 and June 30, 2015, the carrying amounts of our financial assets and liabilities, such as accounts receivable, notes receivable, accounts payable, accrued expenses, accrued salaries and benefits, and accrued interest, approximate the fair values due to the short-term nature of the instruments.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts when applicable. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance at any reporting date. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. We recognized $3,300 and $0 bad debt expense for the six months ended December 31, 2015 and 2014, respectively, and recognized an allowance for doubtful accounts of $3,300 and $0 at December 31, 2015 and June 30, 2015, respectively. We did not recognize any bad debt expense for the fiscal years ended June 30, 2015 or 2014, nor have we recognized an allowance for doubtful accounts for these two fiscal years.

As of December 31, 2015, we had no amounts owed to Telebrands and Telebrands owed us a total of $360,535, comprised of (i) the balance due from the December 2015 billings, totaling $24,185, and (ii) a remaining balance of $336,350 due as a result of a reconciliation of memberships sold through September 30, 2015.

As of June 30, 2015, we had no amounts owed to Telebrands and Telebrands owed us a total of $546,730 comprised of (i) the balance due from the June 2015 billing of $23,585 (which amount was paid in July 2015), and (ii) a remaining balance of $523,145 due as a result of a reconciliation of memberships sold through March 31,2015.

Although our monthly billings to Telebrands continue to be paid currently by Telebrands, through December 2015, the Company completed a reconciliation of memberships sold from January 2013 through September 2015, and billed Telebrands approximately $757,000 for memberships sold, and recorded $702,992 as long-term deferred revenue at December 31, 2015 included in the Condensed Balance Sheet.

On October 29, 2014, we signed a Setoff Agreement (“Setoff Agreement”) with Telebrands pursuant to which approximately $261,000 owed by us to Telebrands was setoff and applied against the amounts owed by Telebrands to us. In addition, with the consent of Telebrands, we may from time to time, but no more frequently than monthly, setoff and apply against any amount owed by Telebrands to us. In the six months ended December 31, 2015 and in fiscal year 2015, the Company offset an additional approximately $56,000 and $126,000, respectively. We consider the amount owed by Telebrands to be fully collectible and provided no allowance for bad debts. In the future, we plan to reconcile memberships sold each quarter based on a one-quarter lag.

Software Development Costs

We apply the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. We have adopted the “tested working model” approach to establishing technological feasibility for its applications. Under this approach, we do not consider an application in development to have passed the technological feasibility milestone until we have completed a model of the product that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, we have not incurred significant costs between the establishment of technological feasibility and the release of an application; thus, we have expensed all software development costs as incurred.

Income Tax Provision

Deferred tax assets and liabilities are recognized for the expected future consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. We record a valuation allowance to reduce deferred income tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Legal Proceedings

As of the date hereof, we know of no material, existing or pending legal proceedings against us, nor are we the plaintiff in any material proceedings or pending litigation. There are not proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest. From time to time, we may be subject to various claims, legal actions and regulatory proceedings arising in the ordinary course of business.

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DESCRIPTION OF THE BUSINESS

Overview

FreeCast is a content discovery and management company that provides an eMedia guide branded as “Rabbit TV” to members. We have sold more than 3,000,000 memberships of Rabbit TV and Rabbit TV Plus since our inception. As of December 31, 2015, we had approximately 547,000 paid members. We generate revenues through membership fees, advertising, and referral fees. We were founded in 2011 and had revenues of approximately $1.29 million and incurred a net loss of approximately $2.47 million for the fiscal year ended June 30, 2015 and revenues of approximately $701,000 and a net loss of approximately $1.22 million for the six months ended December 31, 2015. Memberships to our eMedia guide are available for purchase in stores (through our agreement with Telebrands Corp.) and online as Rabbit TV and Rabbit TV Plus.

The basis of our eMedia guide is our proprietary technology that automatically crawls the internet to locate commercial-quality entertainment content from thousands of sources, including free, paid, and subscription-based content. Our technology then sorts through and manages the vast majority of the commercial-quality video, radio and online games on the web, including both live and on-demand video (other than live, local television) from online free, subscription and Pay-per-view (PPV) services. All of this information is then incorporated into our interactive eMedia guide.

The eMedia guide uses images and related information on customized guide pages to provide members with an easy way to explore all of the available material from one centralized location. Upon selecting content to consume, the member is directed to the original source of the content. If content is available for free, the member is transferred to the website providing the content. If content is available through a subscription service (such as Netflix or Hulu), we allow the member to log-in to the service through our eMedia guide and the member is then directed to the subscription service’s website. If the content is PPV, the member is directed to the page requiring payment for the PPV service. We do not manipulate or distribute the source content, and the provider of the content retains all rights to and management of content.

Because FreeCast links members directly to third-party content sources and in no way manipulates, stores, retransmits or distributes this content, we are not subject to licensing fees or restrictions by third-party content suppliers. We are not responsible for the availability or content of these external websites, nor do we endorse, warrant, or guarantee the products, services or information described or offered. All logos and trademarks used in the guide are the sole property of their respective owners. We believe that this is a complementary relationship in which FreeCast directly supplies free traffic to content suppliers, much like the print-based model employed by TV Guide in past decades.

Our eMedia guide is currently available on computers, smart phones and tablets, and, by the spring of 2016, will be available through a device which will bring our eMedia guide to televisions.

Our strategy is to grow our eMedia guide membership business domestically and globally. We work constantly to improve the customer experience, with a focus on expanding the content catalogued by our technology, enhancing our user interface and extending our service to even more Internet-connected devices.

Industry Overview

The way people consume entertainment has changed dramatically in recent years. The pay TV market, which includes cable and satellite TV as well as internet-based subscription services like Netflix, Hulu, and Amazon, generated revenues worldwide of approximately $257 billion in 2014, based on information released by ABI Research. Industry experts expect this market to change dramatically in the coming years as a result of downward trend in traditional cable and satellite TV subscribers, and increased competition from cheaper online alternatives.

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And while consumers used to be able to watch a particular television program on a particular channel at a particular time, (also known as watching in a linear fashion), many consumers, especially younger consumers, watch television in a non-linear fashion. Nielsen recently reported that in the third quarter of 2014, linear viewing per week of adults aged 18-24 declined by 19.2%, while online video usage for the same group increased by 20.7%. According to Nielsen’s Cross Platform Report for the second quarter of 2014, viewership of traditional television decreased slightly as compared to the prior year period, while consumption of digital video increased 53% for adults aged 18-34 and 80% for adults aged 35-49. According to eMarketer, the amount of time US adults spent with digital video (consisting of mobile and online video) per day increased from 6 minutes in 2010 to 55 minutes in 2014. Mobile video consumption increased from a negligible amount in 2010 to 33 minutes in 2014.

We expect the trends toward non-linear digital video consumption to continue and believe that we are uniquely positioned to take advantage of this market with our products.

Sources of Revenue

FreeCast derives revenue from the following sources:

•	For members who sign up with us online, we charge a fee of $10.00 a year (a portion of which is paid to Telebrands Corp.);
•	For members who purchase our product in stores through the packaged products produced by Telebrands Corp., we receive a portion of the retail sales price from Telebrands;
•	We receive a fee for advertising on our guide pages provided by Google pursuant to the standard terms and conditions of Google’s AdSense program (a portion of which is paid to Telebrands Corp.);

•	We receive a fee for video ads provided by Dashbid which are displayed prior to a movie playing (a portion of which is paid to Telebrands – we do not receive fees for ads played by the content providers).We receive fees through affiliate programs for content providers that have such programs for premium subscription services that are purchased through our eMedia Guide (a portion of which is paid to Telebrands Corp.);

•	We receive fees through affiliate programs for content providers that have such programs for PPV programs that are purchased through our eMedia Guide (a portion of which is paid to Telebrands Corp.); and
•	We receive fees for third-party related products (such as cables to connect a device to a member’s television) that are purchased through our eMedia Guide (a portion of which is paid to Telebrands Corp.).

In Development

By the spring of 2016, we plan to launch Select TV, a device with a quad-core PC that turns any flat-screen TV into what we will brand as “The Smartest TV Ever”. In addition to the usual app manager you get with other set-top boxes, Select TV will include a fully functional web browser complete with the Rabbit TV eMedia guide. Select TV will also feature capabilities for media storage, gaming, home automation and home security.

Also anticipated to launch in the spring of 2016, FreeCast TV will be a co-branded delivery of our eMedia Guide that will allow companies to license the eMedia guide to their customers. This new offering will allow telecommunications carriers, mobile network operators and independent bandwidth providers to offer their customers a low-cost video-on-demand platform to accompany pre-existing Internet service. We anticipate that the FreeCast TV VOD (video-on-demand) interface will also be offered as a pre-load on various devices, including smartphones, tablets, computers and televisions, as well as various hospitality-based businesses including hotels and timeshares.

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Our Competitive Strengths

We believe that we have a number of distinct advantages over competitors and are well positioned to fill the gaps in key market segments:

•	While other providers rely on apps that offer limited content selection of mostly B-Grade programming, our eMedia guide offers access to online content on any device. Because the content on our eMedia guide comes directly from the source on the internet, our members are able to access the full programs available online.

•	Most of the products of our competitors are often limited in terms of the library of content available. For example, Netflix does not provide the same content as Amazon Prime, and neither will direct a subscriber to content available on the competing service. Because our eMedia guide catalogues content but does not distribute any content, we are able to direct members to any service that has the program they would like to watch available, whether free or fee based.

•	Many of our competitors provide services that are often tied to a single home-based device. Our eMedia guide, however, is device agnostic and may be used on any device as long as a web browser is available.

•	Unlike competitors, FreeCast members continue to generate post-sale revenue through advertising on our guide pages and payments made to us through affiliate programs if members purchase media through our eMedia guide.

Our Growth Strategies

Through FreeCast TV, we plan to license our platform to device makers and bandwidth providers, giving them a low-cost monetizable means to offer TV service to their customers without a large investment in new infrastructure. We also plan to launch our Rabbit TV Plus service beyond the United States and to global markets by early 2016.

Relationship with Telebrands Corp.

We launched our service in January 2012, following six months of development.  However, pursuant to an agreement we entered into with Telebrands Corp. in October 2012 (the “Distribution Agreement”), we ceased providing our eMedia guide through our website. In February of 2013, in conjunction with Telebrands, we launched Rabbit TV, which allowed members to access our eMedia guide. In order to access this service, members purchased a zip drive containing membership information that the member would access using a desktop or laptop. Telebrands produced, packaged and promoted Rabbit TV without our participation. Packages for Rabbit TV were sold at major retail chains nationwide, including Walmart, Target, Sears, Bed Bath Beyond, Office Depot, Walgreens, CVS, Fry's, Rite-Aid, and many others. Telebrands sold over 2.9 million zip drives permitting members to access our Rabbit TV service.

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In mid-2014, we discontinued Rabbit TV and launched Rabbit TV Plus, a major upgrade to the Rabbit TV eMedia guide, designed to allow members to access content anywhere, anytime, on all devices, including desktops, laptops, tablets, smartphones, and other mobile devices (as opposed to our original Rabbit TV service which had to be accessed through a desktop or laptop). Unlike other services, which require specific apps for different content providers, Rabbit TV Plus provides seamless access to all forms of content from one central location. Rabbit TV Plus is marketed online by us and is available to members online through the Rabbit TV website and is offered as a packaged product in stores through Telebrands. However, we no longer require members to access our service through a zip drive. Instead, Rabbit TV Plus packages produced by Telebrands contain access codes and an HDMI cable to allow consumers to connect their desktops or laptops to their TV.

The Distribution Agreement grants Telebrands a license to market, sell and distribute memberships to our eMedia guide and requires Telebrands to use commercially reasonable efforts to market, promote, sell, and distribute devices providing memberships to the eMedia guide. Telebrands is obligated to pay us an amount equal to (i) the number of devices sold and funds collected multiplied by (ii) the greater of (A) Seventy-five cents ($0.75) or (B) Seven and one-half percent (7.5%) of net sales, as defined. In addition, we are obligated to pay Telebrands thirty percent (30%) of our advertising revenue. The Distribution Agreement also provided that Telebrands will purchase 4,000 shares of our common stock for $1,000 and that we issue to Telebrands warrants to purchase up to 20,000,000 shares of our common stock, based on the number of devices sold by Telebrands, with an exercise price of $0.25 per share, with a term of ten years. The warrants are earned as to 4,000,000 shares for each 2,000,000 devices sold by Telebrands. Thus far, warrants for 4,000,0000 shares have been earned and become exercisable on July 16, 2016.

On June 13, 2014, we entered into an amendment to the Distribution Agreement (“Amended Distribution Agreement”) with Telebrands. Pursuant to the Amended Distribution Agreement, we were given the right to market, promote, sell, and distribute the memberships online, except through certain specified channels. In addition, the Amended Distribution Agreement provides that Telebrands owns the “Rabbit TV” name, trade names, trademarks, service marks and copyrights. Pursuant to the Amended Distribution Agreement, we are obligated to pay to Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) or (ii) fifty percent (50%) of our net profits derived from our sales under the Amended Distribution Agreement.

The term of the Distribution Agreement, as amended, ends on December 31, 2017, provided, however, that if more than 10,000,000 memberships are sold by Telebrands on or before December 31, 2017, then the Distribution Agreement, as amended, shall be extended for an additional five year term. In addition, either party may terminate the Distribution Agreement in the event that specified conditions are met, including if certain membership targets are not met, if the other party breaches the Distribution Agreement, or if the other party becomes subject to bankruptcy laws.

Pursuant to the terms of the Distribution Agreement and the Amended Distribution Agreement:

•	For the year ended June 30, 2015, we added 559,000 registered memberships sold by Telebrands for which we billed Telebrands $421,000, and for the year ended June 30, 2014, we added 852,000 registered memberships sold by Telebrands for which we billed Telebrands $653,000.

•	For the six months ended December 31, 2015, we added 155,000 registered memberships sold by Telebrands for which we billed Telebrands $116,000, and for the six months ended December 31, 2014, we added 346,000 registered memberships sold by Telebrands for which we billed Telebrands $261,000.

•	For the year ended June 30, 2015, we accrued $117,000 for Telebrands’ share of advertising revenues and $32,000 for Telebrands’ share of membership revenues, and for the year ended June 30, 2014, we accrued $216,000 for Telebrands’ share of advertising revenues.

•	For the six months ended December 31, 2015, we accrued $43,000 for Telebrands’ share of advertising revenue and $13,000 for Telebrands’ share of membership revenues, and for the six months ended December 31, 2014, we accrued $62,000 for Telebrands’ share of advertising revenues and $11,000 for Telebrand’s share of membership revenues.

As of December 31, 2015, we had no amounts owed to Telebrands and Telebrands owed us a total of $360,535, comprised of (i) the balance due from the December 2015 billings, totaling $24,185, and (ii) a remaining balance of $336,350 due as a result of a reconciliation of memberships sold through September 30, 2015.

As of June 30, 2015, we had no amounts owed to Telebrands and Telebrands owed us a total of $546,730 comprised of (i) the balance due from the June 2015 billing of $23,585 (which amount was paid in July 2015), and (ii) a remaining balance of $523,145 due as a result of a reconciliation of memberships sold through March 31,2015.

Although our monthly billings to Telebrands continue to be paid currently by Telebrands, through December 2015, the Company completed a reconciliation of memberships sold from January 2013 through September 2015, and billed Telebrands approximately $757,000 for memberships sold, and recorded $702,992 as long-term deferred revenue at December 31, 2015 included in the Condensed Balance Sheet.

On October 29, 2014, we signed a Setoff Agreement (“Setoff Agreement”) with Telebrands pursuant to which approximately $261,000 owed by us to Telebrands was setoff and applied against the amounts owed by Telebrands to us. In addition, with the consent of Telebrands, we may from time to time, but no more frequently than monthly, setoff and apply against any amount owed by Telebrands to us. In the six months ended December 31, 2015 and in fiscal year 2015, the Company offset an additional approximately $56,000 and $126,000, respectively. We consider the amount owed by Telebrands to be fully collectible and provided no allowance for bad debts. In the future, we plan to reconcile memberships sold each quarter based on a one-quarter lag.

Relationship with Nextelligence, Inc.

On June 30, 2011 we entered into a Technology License and Development Agreement (as amended, the “Technology Agreement”), with Nextelligence, which is majority owned and controlled by William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors. The Technology Agreement provides us with an exclusive forty-year license to a web-based toolbar that installs in the end-user’s browser and any supported email functions and /or chat functions with search and certain other features (“Technology”) from Nextelligence and for Nextelligence to provide all further development, improvement, modification, maintenance, management and enhancement services (the “Services”) related to the Technology.

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Pursuant to the Technology Agreement, Nextelligence is entitled to (i) a fixed fee of $23,000 per month for the Services, and (ii) a technology license fee of 4% of our gross revenues, as defined in the Technology Agreement.

Pursuant to the Technology Agreement we issued 20,004,000 shares of our common stock to Nextelligence. The Technology Agreement also requires us to issue Nextelligence a warrant to purchase 4,000,000 shares of our common stock for each 2,000,000 memberships sold over 10,000,000. The Technology Agreement has a 40 year term unless terminated early based on termination events as defined in the Technology Agreement.

The Company paid approximately $81,000 and $246,000 to Nextelligence in the six months ended December 31, 2015 and 2014, and incurred approximately $166,000 ($138,000 for the Services provided to the Company and approximately $28,000 in connection with licensing of the Technology) and $163,000 ($138,000 for the Services provided to the Company and approximately $25,000 in connection with licensing of the Technology) in the six months ended December 31, 2015 and 2014, respectively. The Company has an accounts payable balance of $210,040 and $124,490 to Nextelligence as of December 31, 2015 and June 30, 2015, respectively.

Nextelligence erroneously over-charged us by $152,702 and $243,841 for certain services in the years ended June 30, 2014 and 2013, respectively, and as a result, was indebted to us in the aggregate amount of $396,543. On January 2, 2015, we entered into a MCMS Purchase Agreement with Nextelligence (the “MCMS Purchase Agreement”), pursuant to which Nextelligence sold certain media content management system software to us, in exchange for the extinguishment of the $396,543 debt and a cash payment of $3,457. Such MCMS Purchase Agreement does not affect or modify the Technology Agreement.

Competition

The market for on-line video, radio and games is intensely competitive and subject to rapid change. New competitors may be able to launch new businesses at relatively low cost. Many consumers maintain simultaneous relationships with multiple entertainment video providers and can easily shift spending from one provider to another. Our principal competitors include:

•	Programming distributors such as Youtube, Vimeo, and UStream, among others, along with VOD (video-on-demand) content including cable providers, such as Time Warner and Comcast; direct broadcast satellite providers, such as DIRECTV and DISH; and telecommunication providers such as AT&T and Verizon;
•	Internet movie and TV content providers, such as Apple’s iTunes, Amazon.com’s Prime Video, Netflix and Hulu.com and Hulu Plus;
•	Streaming video players such as Roku, Apple TV, Amazon’s Fire TV and Google’s Chromecast; and
•	Entertainment video retailers, such as Best Buy, Wal-Mart and Amazon.com.

Operations

We link to content from thousands of sources directly available from the World Wide Web by using our proprietary technology. The links are then compiled into our eMedia guide for use by our members. We market our service through various channels, including online advertising, broad-based media, such as television and radio, as well as various strategic partnerships. We utilize the services of third-party cloud computing providers, more specifically, Amazon Web Services.

Seasonality

Our member growth exhibits a seasonal pattern that reflects variations in when consumers buy Internet-connected devices and when they tend to increase video watching. As a consequence, member growth is generally greatest in our fourth and first quarters (October through March), slowing in our second quarter (April through June) and then accelerating in our third quarter (July through September).

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Employees

As of December 31, 2015, we had 20 full-time employees and two part-time employee. Our employees are not covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Marketing

We are in the second year of a five year agreement with Telebrands Corp to supply and sell Rabbit TV and Rabbit TV Plus in major retail locations nationwide, in addition to direct-response television advertising on nationally recognized TV/cable networks.

Rabbit TV Plus is now available through online registration and will be marketed through major cost-per-acquisition (CPA) networks such as Clickbooth, Adperio, Max Bounty, Commission Junction, and others. Rabbit TV Plus, with new mobile apps, is also available directly through iTunes, Google Play, and the Windows 8 App store, among others.

The product will also be marketed through traditional Pay-per-click and online advertising networks such as Google Adwords, AOL, Bing, NeverBlue and others, along with organic Search Engine Optimization (SEO) methods. We are also establishing licensing partnerships through compatible service providers, such as bandwidth resellers, telecommunications providers, device manufacturers and media marketing partners.

Facilities

Our headquarters are located in approximately 3,200 square feet of a building located in Orlando, Florida for which we will pay between $5,960 and $7,728 per month, plus the proportionate share of operating expenses (as defined in the lease) through March 31, 2019.  Nextelligence leases these facilities from a third party landlord, and we sublease these facilities from Nextelligence at Nextelligence’s cost.

Intellectual Property

Our intellectual property consists of:

•	Our Web Bot Media Crawler which gathers online content, including free, pay-per-view, and membership based media.
•	Our Media & Link Validator which ensures reliability of the content offered by our service.
•	A Content Management System by which we organize and deliver the content to our customers.

Our Web Bot Media Crawler and Media & Link Validator are licensed to us by Nextelligence, Inc. pursuant to the Technology Agreement described above. The Content Management System is our proprietary technology (which we purchased from Nextelligence on January 2, 2015). Although we have an exclusive 40 year license to the Technology pursuant to the Technology Agreement, including any improvements or enhancements thereto, the Technology is owned by Nextelligence and we are not permitted to alter or enhance the Technology. Therefore, any alteration or enhancement of the Technology developed by William A. Mobley, Jr. who is both our Chief Executive Officer and the controlling shareholder of Nextelligence, will be owned by Nextelligence. We could lose our right to use such Technology in the event of, among other things, a breach of the Technology Agreement, our bankruptcy or insolvency, or a change of control in us. The Technology Agreement provides that we and Nextelligence must keep the other’s proprietary information confidential.

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. We may seek to patent certain of our intellectual property in the future.

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Other information

We were incorporated on June 21, 2011 in the State of Florida. Our principal executive offices are located at 5850 TG Lee Blvd, Suite 310, Orlando, Florida 32822. Our telephone number is 407 374-1603.

We maintain a website at www.FreeCast.com. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis (CD&A) of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes–Oxley Act of 2002 (the “Sarbanes–Oxley Act”);

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards, which we have elected to take advantage of.

We will remain an “emerging growth company” until the earliest to occur of:

•	our reporting $1 billion or more in annual gross revenues;

•	our issuance, in a three year period, of more than $1 billion in non-convertible debt;

•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•	June 30, 2021.

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this Registration Statement.

Name	Age	Position

William A. Mobley, Jr.	52	Chief Executive Officer and Chairman of the Board of Directors

Christopher M. Savine	57	Chief Financial Officer

David Gust	55	Director

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years and that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

William A. Mobley, Jr. founded our Company in 2011 and has served as our Chief Executive Officer and our Chairman of the Board of Directors since then. Before founding Freecast, in 1999, Mr. Mobley formed Nextelligence, Inc., a technology solution and business management expertise provider, of which he is the Chief Executive Officer, a director and majority shareholder. Additionally, between 1993 and 2008, Mr. Mobley founded and was an officer and director of a number of online business solution companies, including Web2 Corp, Personal Portal Online, and World Commerce Online, and online media companies, including MegaMedia Networks and ImageCafe.com. Based on Mr. Mobley’s role as our founder, his position as the chief executive officer, and his executive level experience in internet-based media industry, our board of directors believes that Mr. Mobley has the appropriate set of skills to serve as a member of the board.

Christopher M. Savine has served as our Chief Financial Officer since April 2014. Mr. Savine was the executive vice president and a segment chief financial officer at Cenveo, Inc., a diverse printing and packaging company, from 2009 to 2013. Prior to joining Cenveo, Mr. Savine served as executive vice president and chief financial officer at Case Interactive Media, Inc. from 2007 to 2009. Prior thereto, he spent five years at RR Donnelley & Sons Company (formerly Moore Wallace, Inc.) as the executive vice president and chief financial officer of an over $4 billion segment. From 2000 to 2002, Mr. Savine was chief financial officer of Netscape Communications Corporation and played an important role in integrating Netscape into AOL. He later served as a senior vice president - finance at AOL. Prior to joining Netscape, Mr. Savine was also chief financial officer at PennNET and Imark Communications and chief financial officer for two subsidiaries of Capital Cities/ABC, Inc., a Walt Disney Company, and was an audit manager at Peat, Markwick, Mitchell & Co. (which later merged with Klynveld Main Goerdeler and became KPMG LLP). Mr. Savine received a master’s degree in business administration in finance and a bachelor’s degree in accounting and economics from Saint Joseph’s University and was previously a Certified Public Accountant licensed in the state of Pennsylvania.

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David Gust, has served as a member of our board of directors since May 31, 2013. Since October 2006, Mr. Gust has held the position of vice president at Hilton Worldwide, Inc., working in marketing innovation and new product introduction. Prior to Hilton, Mr. Gust was the Chief Executive Officer of MegaMedia Networks/MegaChannels.com, an online streaming video portal for 2 years, Vice President at Hard Rock International, leading the brand management of 104 cafes in 34 countries for almost 4 years, and with the Walt Disney Company for over 13 years, most recently as the Vice President of Business Development, working on such projects as Disney Vacation Club, ESPN Zone, EuroDisney, Walt Disney World Master Planning, and the infrastructure development of various resorts. Mr. Gust received a bachelor’s degree in finance from Eastern Illinois University. Based on Mr. Gust’s extensive experience in and in-depth understanding for marketing, our board of directors believes that Mr. Gust has the appropriate set of skills to serve as a member of the board.

Board of Directors

We anticipate that [two] additional directors who are independent under the Nasdaq rules will be appointed to the board of directors subject to and effective upon the listing of our Common stock on the Nasdaq.

After this offering, William A. Mobley, Jr., our Chief Executive Officer and Chairman of the Board of Directors, individually and through Nextelligence, Inc., which is majority owned and controlled by him, will own or control in excess of 70.0% of our outstanding common stock. This gives Mr. Mobley effective control of our company through the Board of Directors and permits him to decide all matters required to be presented to shareholders for vote .

Director Independence

Upon the completion of this offering, we expect that our Common stock will be listed on the Nasdaq Stock Market. We expect to be a “controlled company” under the Nasdaq corporate governance standards because more than 50% of the voting power of our common stock following the completion of this offering will be held by Nextelligence, Inc. A “controlled company” may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (i) we have a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, in reliance upon the foregoing exemptions, a majority of our board of directors will not consist of independent directors, we will not have a nominating and corporate governance committee, and our compensation committee will not be composed entirely of independent directors, and we may use any of these exemptions for so long as we are a controlled company. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

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The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes—Oxley and the Nasdaq Stock Market. The rules of the Nasdaq Stock Market permit the composition of our audit committee to be phased-in as follows: (i) one independent committee member at the time our shares are listed on the Nasdaq; (ii) a majority of independent committee members within ninety (90) days of the date of this prospectus; and (iii) all independent committee members within one (1) year of the date of this prospectus. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. We expect to appoint two independent directors to our board subject to and effective upon the listing of the Common stock on the Nasdaq. If at any time we cease to be a “controlled company” under the Nasdaq rules, our board of directors will take all action necessary to comply with the applicable Nasdaq rules, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

The board of directors has reviewed the independence of our directors, as well as our director nominees who will join the board of directors upon the closing of the offering, based on the listing standards of the Nasdaq Stock Market. Based on this review, the board of directors determined that each of Messrs. David Gust is independent within the meaning of the Nasdaq rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include an Audit Committee and a Compensation Committee. Our board of directors has adopted written charters for each of these committees. Upon completion of this offering, copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The Audit Committee will be responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm the independence of its members from its management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

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•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

•	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•	reviewing and approving related-person transactions.

Upon completion of this offering, our audit committee will consist of Mr. David Gust. The Nasdaq rules require us to have one independent Audit Committee member upon the listing of our Common stock, a majority of independent directors within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Mr. David Gust meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and Nasdaq rules. Our board of directors has determined that none of our independent directors qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

•	reviewing key employee compensation goals, policies, plans and programs;

•	reviewing and approving the compensation of our directors and executive officers;

•	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•	appointing and overseeing any compensation consultants or advisors.

Upon completion of this offering, our Compensation Committee will consist of Mr. David Gust. As a controlled company, we will rely upon the exemption from the requirement that our Compensation Committee be composed entirely of independent directors.

Risk Oversight

Our board of directors will oversee a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our Compensation Committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors will be responsible for overseeing the management of risks associated with the independence of our board of directors.

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Compensation Committee Interlocks and Insider Participation

All compensation and related matters after this offering will be reviewed by our compensation committee.

Code of Business Conduct and Ethics

Upon or prior to completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to our directors, officers and employees. Upon completion of this offering, a copy of this code will be available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation paid during the years ended June 30, 2015 and June 30, 2014 to our principal executive officer, principal financial officer and certain of our other executive officers, who are collectively referred to as “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Year	Salary		Bonus	Equity Awards		All Other Compensation		Total

William A. Mobley, Jr.	2015	$200,000		0	0		$30,000	(1)	$230,000
Chief Executive Officer	2014	$200,000	(2)	0	0		0		$200,000

Christopher M. Savine	2015	$150,000		0	$168,750	(3)	0		$318,750
Chief Financial Officer (4)	2014	$26,538		0	$132,884	(5)	0		$159,422

(1)	Consists of an automobile allowance.

(2)	Mr. Mobley earned $200,000 of which $46,864 was paid and $153,136 was deferred at June 30, 2014. $12,867 of the deferred amount was paid in the fiscal year of 2015.

(3)	Represents the fair value of 675,000 shares of our common stock received by Mr. Savine, valued at $0.25 per share. The value of the shares was determined in accordance with ASC Topic 718.

(4)	Mr. Savine began his employment with us on April 28, 2014.

(5)	Represents the fair value of (i) 400,000 shares of our common stock received by Mr. Savine, valued at $0.25 per share, and (ii) warrants to purchase 274,033 shares of our common stock we issued to Mr. Savine. The value of the shares and warrants were determined in accordance with ASC Topic 718.

Potential Payments Upon Termination or Change in Control

The following table sets forth potential payments payable to our named executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control. The table below reflects amounts payable to our executive officers assuming their employment was terminated on June 30, 2015 and, if applicable, a change in control also occurred on such date.

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	Upon Termination without Cause or Resignation for Good Reason— No Change in Control			Upon Termination without Cause or Resignation for Good Reason— Change in Control

Name	Cash Severance	Value of Accelerated Vesting	Total	Cash Severance	Value of Accelerated Vesting	Total

William A. Mobley, Jr. Chief Executive Officer	0	0	0	0	$1,850,000	$1,850,000

Christopher M. Savine Chief Financial Officer	$125,000	0	$125,000	$125,000	$0	$125,000

Overview of Our fiscal 2015 Executive Compensation

Elements of Compensation

Our executive compensation program consisted of the following components of compensation in 2015:

Base Salary. Each named executive officer receives a base salary for the expertise, skills, knowledge and experience they offer to our management team. Base salaries are periodically adjusted to reflect:

•	The nature, responsibilities, and duties of the officer’s position;

•	The officer’s expertise, demonstrated leadership ability, and prior performance;

•	The officer’s salary history and total compensation, including annual cash incentive awards and annual equity incentive awards; and

•	The competitiveness of the officer’s base salary.

Each named executive officer’s base salary for the fiscal year of 2015 is listed in the 2015 Summary Compensation Table.

Equity Incentive Awards.

In conjunction with Mr. Savine entering into the Savine Employment Agreement, we sold Mr. Savine, for $50.00, a warrant to purchase 274,033 of our shares of common stock, exercisable at $0.25 per share and expiring on July 31, 2018. This warrant vested on April 28, 2015. On June 10, 2014, as consideration for our CFO reducing his cash compensation under a prior employment arrangement by $100,000 for 2014, we issued 400,000 shares of our common stock to Mr. Savine.

We issued Mr. Mobley warrants to purchase an aggregate of 5,000,000 shares of our common stock at an exercise price of $0.25 per share on October 19, 2012 and warrants to purchase 5,000,000 shares of our common stock at an exercise price of $0.25 per share on December 31, 2012. Such warrants expire on October 18, 2022 and December 30, 2022, respectively.

In April 2015, we issued 675,000 shares of common stock to Mr. Savine in consideration of services to be rendered by him to the Company for the year ending April 27, 2016. The shares will be earned ratably over that period.

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Other Benefits. We are obligated to provide to one or more of the named executive officers with an automobile allowance. In the fiscal year ended June 30, 2015, we paid Mr. Mobley an automobile allowance of $30,000.

Employment Agreements

On July 1, 2013, we entered into an employment agreement with William A. Mobley, Jr., pursuant to which Mr. Mobley agreed to act as our Chief Executive Officer, which employment agreement was amended on July 1, 2014 (as amended, the “Mobley Employment Agreement”). Pursuant to the terms of the Mobley Employment Agreement Mr. Mobley is entitled to receive an annual salary of $200,000 and an automobile allowance of $2,500 per month. The term of the Mobley Employment Agreement continues until June 30, 2019. An annual cash bonus may be paid at the discretion of the Board of Directors. Pursuant to the terms of the Mobley Employment Agreement, Mr. Mobley may only be terminated by us upon his death, disability or for cause, as defined in the Mobley Employment Agreement.

On June 10, 2014, we entered into an amended and restated employment agreement with Christopher M. Savine, pursuant to which Mr. Savine agreed to act as our Chief Financial Officer, which amended and restated the employment agreement dated April 15, 2014 (the “Savine Employment Agreement”). Pursuant to the terms of the Savine Employment Agreement Mr. Savine is entitled to receive an annual salary of $150,000. In conjunction with Mr. Savine entering into the Savine Employment Agreement, we sold Mr. Savine, for $50.00, a warrant to purchase 274,033 of our shares of common stock, exercisable at $0.25 per share and expiring on July 31, 2018, and issued him 400,000 shares of our common stock. The term of the Savine Employment Agreement continues until April 27, 2015, after which the Savine Employment Agreement is automatically extended on a month to month basis. An annual cash bonus may be paid at the discretion of the Board of Directors. In the event that we choose to terminate Mr. Savine other than due to his death or disability or for cause, as defined in the Savine Employment Agreement, we would be obligated to pay Mr. Savine at a rate of $250,000 per year (i) for three months if his employment were terminated prior to April 27, 2015, and (ii) for six months if his employment were terminated after April 27, 2015.

Effective April 28, 2015, we entered into a new employment agreement (“2016 Employment Agreement”) with the Mr. Savine which replaces the existing Savine Employment Agreement. Under the 2016 Employment Agreement, Mr. Savine is to receive an annual compensation of $150,000 for the year ending April 27, 2016 (“2016 Employment Year”), and $250,000 per annum thereafter until a new extension is executed between the parties. Pursuant to this agreement, the warrants to purchase 274,033 shares of our common stock previously issued to Mr. Savine shall vest upon the execution of this agreement. In addition, we issued 675,000 shares of common stock to Mr. Savine in consideration of services to be rendered by him to us for the 2016 Employment Year. The shares will be earned ratably over the 2016 Employment Year. An annual bonus may be paid at the discretion of the Board of Directors. If Mr. Savine is terminated by us as a result of death or permanent disability or if Mr. Savine terminates his employment for good reason, he shall receive payment in respect of compensation earned but not yet paid. If Mr. Savine is terminated by us other than due to his death or disability or for cause, we would be obligated to pay him at the rate of $250,000 per annum for a period of six months subsequent to the terminated date.

Outstanding Equity Incentive Awards At Fiscal Year-End

The following table sets forth certain information regarding all outstanding equity awards held by our named executive officers as of June 30, 2015.

Name	Number of Securities Underlying Unexercised Warrants (#) Exercisable	Number of Securities Underlying Unexercised Warrants (#) Unexercisable	Warrant Exercise Price ($)	Warrants Expiration Date	Number of Shares of Stock that have not vested (#)		Market value of Shares of Stock that have not vested ($)

William A. Mobley, Jr.	0	5,000,000	$0.25	October 18, 2022	-		-
	0	5,000,000	$0.25	December 30, 2022	-		-

Christopher M. Savine	274,033	0	$0.25	July 31, 2018	-		-
	-	-	-	-	556,644	(1)	139,161	(2)

(1) Vest Pro-rate over a period from July 1, 2015 to April 27, 2016.

(2) No market exists as of June 30, 2015. The value of the shares was determined in accordance with ASC Topic 718.

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Warrant Exercises and Stock Vested

No officers or directors exercised warrants and no stock vested during the fiscal year of 2015.

Non-Executive Director Compensation

The Non-executive members of our Board of Directors have not received any compensation prior to this offering and no arrangements have been entered into in relating to compensation after this offering. Following this offering, the Board of Directors will establish a compensation package for the non-executive members of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

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CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

On June 30, 2011 we entered into a Technology License and Development Agreement (as amended, the “Technology Agreement”), with Nextelligence, which is majority owned and controlled by William A. Mobley, Jr., our founder, Chief Executive Officer and Chairman of the Board of Directors. The Technology Agreement provides us with an exclusive forty-year license to certain technology (“Technology”) from Nextelligence and for Nextelligence to provide all further development, improvement, modification, maintenance, management and enhancement services (the “Services”) related to the Technology. Nextelligence is our parent entity by virtue of its greater than 80% stock ownership in us.

Pursuant to the Technology Agreement, Nextelligence is entitled to (i) a fixed fee of $23,000 per month for the Services, and (ii) a technology license fee of 4% of our gross revenues, as defined in the Technology Agreement.

Pursuant to the Technology Agreement we issued 20,004,000 shares of our common stock to Nextelligence. The Technology Agreement also requires us to issue Nextelligence a warrant to purchase 4,000,000 shares of our common stock for each 2,000,000 memberships sold over 10,000,000. The Technology Agreement has a 40 year term unless terminated early based on termination events as defined in the Technology Agreement. We paid $81,000, $344,000 and $477,000 (including stock), to Nextelligence in the six months ended December 31, 2015 and the fiscal years ended June 30, 2015 and 2014, respectively.

Nextelligence erroneously over-charged us by $152,702 and $243,841 for certain services in the years ended June 30, 2014 and 2013, respectively, and as a result, was indebted to us in the aggregate amount of $396,543. On January 2, 2015, we entered into a MCMS Purchase Agreement with Nextelligence (the “MCMS Purchase Agreement”), pursuant to which Nextelligence sold certain media content management system software to us, in exchange for the extinguishment of the $396,543 debt and a cash payment of $3,457. Such MCMS Purchase Agreement does not affect or modify the Technology Agreement.

On July 1, 2014, we entered into a sublease agreement with Nextelligence for our principal executive office. The sublease calls for a monthly rental of between $5,960 and $7,728 per month, plus the proportionate share of operating expenses (as defined in the lease), through March 31, 2019. we sublease these facilities from Nextelligence at Nextelligence’s cost.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2015, certain information concerning the beneficial ownership of our common stock by (i) each shareholder known by us to own beneficially five percent or more of our outstanding common stock or series a common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. As of December 31, 2015, we had 29,267,054 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned		Percentage Total Voting Power Prior to Offering	Percentage Total Voting Power After This Offering

William A. Mobley, Jr.	22,611,223	(2)	77.3%

Christopher M. Savine	1,349,033	(3)	4.6%

David Gust	0		0

All officers and directors as a Group (four persons)	23,011,223		81.9%

Nextelligence, Inc. (4)	21,172,085		72.3%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of such individual is c/o FreeCast, Inc., 5850 TG Lee Blvd, Suite 310, Orlando, Florida 32822.

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(2)	Includes 4,000 shares held as trustee for Telebrands Corp. and 21,172,085 shares owned by Nextelligence, Inc., of which William A. Mobley, Jr. is an officer, director and majority shareholder.

(3)	Includes 274,033 shares of common stock issuable upon the exercise of vested warrants granted to Mr. Savine.

(4)	William A. Mobley, Jr. is an officer , director and majority shareholder of Nextelligence, Inc.

Voting Stock

Holders of our common stock are entitled to elect a minority of our Board of Directors, and each share of our common stock entitles the holder to one (1) vote, either in person or by proxy, at meetings of shareholders. Therefore, holders of our common stock will have little ability to influence our management and operations.

Shareholders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than fifty percent (50%) of our common stock can elect all directors entitled to be elected by the common shareholders.

Voting Trust Agreement

On October 15, 2012, we entered into a Voting Trust Agreement (“Voting Trust Agreement”) with Telebrands Corp. (“Telebrands”) and William A. Mobley, Jr. The Voting Trust Agreement appoints William A. Mobley, Jr. as the trustee of all the shares of our common stock that Telebrands owns at any time (the “Entrusted Shares”). Telebrands currently owns 4,000 shares of our common stock and warrants to purchase up to 20,000,000 share of our common stock (of which only 4,000,000 are earned and become exercisable on July 16, 2016). Pursuant to the Voting Trust Agreement, Mr. Mobley is entitled to exercise all rights relating to the voting and disposition of the Entrusted Shares, provided, however, Mr. Mobley is not allowed to effect a disposition or permit registration of the Entrusted Shares with the Securities and Exchange Commission or any state securities administrators unless Nextelligence, Inc., which is majority owned and controlled by Mr. Mobley, simultaneously effects a disposition or permits registration of an identical proportion of our voting securities of the Company that Nextelligence holds on the same terms and conditions. In addition, William A. Mobley, Jr. may not permit a disposition or registration of any voting securities of the Company that Nextelligence holds unless he simultaneously effects a disposition or registration of an identical proportion of the Entrusted Shares on the same terms and conditions.

The term of such trust ends upon the earlier of, Mr. Mobley’s ceasing to be an affiliate of our Company, as defined in the Voting Trust Agreement, or the disposition of all of the Entrusted Shares.

We are obligated to indemnify Mr. Mobley against any liabilities, damages, claims, taxes, deficiencies, assessments, losses, penalties, interest, costs and expenses paid or incurred by him in connection with the Voting Trust Agreement, unless those paid or incurred are a result of the gross negligence, willful misconduct or bad faith of Mr. Mobley.

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DESCRIPTION OF SECURITIES

General

Our charter authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

We currently have 29,267,054 shares of our common stock outstanding. Holders of our common stock are entitled to elect a minority of our Board of Directors, and each share of our common stock entitles the holder to one (1) vote, either in person or by proxy, at meetings of shareholders.

Shareholders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than fifty percent (50%) of our common stock can elect all directors entitled to be elected.

Preferred Stock

No shares of preferred stock are currently outstanding. Our board of directors may designate the authorized but unissued shares of the Preferred Stock with such rights and privileges as the board of directors may determine.  As such, our board of directors may issue 5,000,000 preferred shares and designate the conversion, voting and other rights and preferences without notice to our shareholders and without shareholder approval.

Transfer Agent

The transfer agent for our common stock is Interwest Transfer Co., Inc., Salt Lake City, Utah.

Listing

We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol ______.

Holders

As of December 31, 2015, there were 29,267,054 shares of common stock outstanding, which were held by approximately 60 record shareholders.

Shares Eligible For Future Sale Pursuant to Rule 144

As of _________, 2015, an aggregate of [________] shares of our common stock are eligible for immediate resale pursuant to Rule 144 promulgated under the Securities Act. As of __________, 2015, we will have been a reporting company for 90 days and, accordingly, all shares of our common stock acquired on or prior to ____________, 2015 (including shares of common stock that are issued upon conversion of Preferred Stock acquired on or prior to such date) will become eligible for resale pursuant to Rule 144.

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Registration Rights

The following table provide information about certain warrants issued to certain of our executive officers and employees that have registration rights. The registration rights contained in the warrants permit the holder of the warrant, at any time and from time to time, to require us to register the warrant and the shares underlying the warrant. Such persons have entered into lock-up agreements pursuant to which the they will not be permitted to sell our securities for 180 days after the closing of this offering.

Name	Shares Underlying Warrant	Date Exercisable	Exercise Price	Termination Date
William A. Mobley, Jr.	2,500,000	July 15, 2016	$0.25	October 18, 2022
William A. Mobley, Jr.	2,500,000	July 15, 2017	$0.25	October 18, 2022
William A. Mobley, Jr.	2,500,000	July 15, 2018	$0.25	December 30, 2022
William A. Mobley, Jr.	2,500,000	July 15, 2019	$0.25	December 30, 2022
Gary D. Lipson	2,500,000	July 16, 2016	$0.25	November 15, 2022
Gary D. Lipson	2,500,000	July 16, 2017	$0.25	November 15, 2022

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation and Bylaws, subject to the provisions of Florida Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

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UNDERWRITING

Subject to the terms and conditions in an underwriting agreement by and between us and Maxim Group LLC, as representative of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares of Common Stock
Maxim Group LLC

Total

The underwriters have agreed to purchase all of the shares of common stock offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase the shares of common stock, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters.

The shares of common stock should be ready for delivery on or about _________, 2016, against payment in immediately available funds. The underwriters may reject all or part of any order.

Neither the underwriters nor any of their respective affiliates have provided any services to us or our affiliates in the past.

Commissions and Discounts

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. We estimate expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $[________]. This estimate includes $[________] of fees and expenses of the underwriters, which includes the fees and expenses of underwriters’ counsel. We have agreed to reimburse up to a maximum of $[_________] of the accountable expenses of the underwriters in connection with this offering. In connection with the successful completion of this offering, for the price of $[________] [________] may purchase a warrant to purchase shares of common stock equal to [________]% of the shares sold in this offering on the terms described below under “Underwriting — Representative’s Warrant.” Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.

We have paid Maxim Group LLC an advance of $[________], which advance will be applied to the expense allowance described above at the closing of the offering, or refunded to us (less any out-of-pocket accountable expenses actually incurred by Maxim Group LLC in connection with the offering) in the event the offering is not completed.

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We also have agreed that, upon successful completion of this offering, for a period of 12 months from the effective date of the registration statement related to this offering, if we receive a bona fide offer from a third party to act (i) as lead or book-running manager or agent of any offering or placement of our securities or (ii) as our financial advisor in respect of any acquisition or sale of all or a portion of the Company, which we are willing to accept, we will offer to engage Maxim Group LLC with [________] % of the economics relating to such transaction. In accordance with FINRA rule 5110(f)(2)(F)(ii), Maxim Group LLC will have one opportunity to waive or terminate this right of first refusal in consideration of any payment of fee.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

Total
	Per Share	With Over- Allotment	Without Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters may offer some of the shares to other securities dealers at the public offering price less a concession of $[________] per share. The underwriters may also allow, and such dealers may re-allow, a concession not in excess of $    per share to other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

Determination of Offering Price

The representative has advised us that the underwriters propose to offer the shares directly to the public at the estimated public offering price range set forth on the cover page of this preliminary prospectus. That price range and the public offering price are subject to change as a result of market conditions and other factors.

Prior to this offering, no public market exists for our common stock. The public offering price of the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the shares included:

•	the information in this prospectus and otherwise available to the underwriters, including our financial information;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the economy and the securities markets in the United States at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	other factors as were deemed relevant.

We cannot be sure that the public offering price will correspond to the price at which the shares will trade in the public market following this offering or that an active trading market for the shares will develop or continue after this offering.

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Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of [_________] additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase the shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[________] million and the total proceeds to us, before expenses, will be $[________] million, based on the assumed initial public offering price of US$___ per share and assuming the number of shares issued in this offering does not change. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the table above.

Representative’s Warrant

We have also agreed to issue to Maxim Group LLC, for a price of $[________], a warrant to purchase a number of shares equal to an aggregate of [________] % percent of the aggregate number of the shares sold in this offering. The warrants will have an exercise price equal to [________] % of the offering price of the shares sold in this offering. [The warrants are exercisable commencing one year after the effective date of the registration statement related to this offering], and will be exercisable for five years thereafter. The warrants are not redeemable by us. Pursuant to applicable FINRA rules, and in particular Rule 5110, the warrants (and underlying shares) issued to Maxim Group LLC may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of the registration statement related to this offering; provided, however, that the warrants (and underlying shares) may be transferred to officers or directors of Maxim Group LLC and members of the underwriting syndicate and their affiliates as long as the warrants (and underlying shares) remain subject to the lockup.

Lock-up Agreements

We have agreed with the underwriters that we will not, without the prior consent of the representative, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to any of shares of our common stock or any securities that are convertible into or exercisable or exchangeable for shares of our common stock, or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) shares of our common stock; (2) shares of our subsidiaries or controlled affiliates; and (3) securities that are substantially similar to such shares of our common stock. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, each of our directors and executive officers and each beneficial owner of 10% or more of our shares of our common stock will abide by similar 180-day lock-up agreement with respect to shares of our common stock, subject to customary exceptions for transfers among affiliates. At least two business days before the release or waiver of any lock-up restriction on the transfer of our shares by any of our directors or officers, the representative will notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

Indemnification and Contribution

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

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Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our shares of common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of our common stock or shares available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock or shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of shares of our common stock shares or shares for the purpose of pegging, fixing, or maintaining the price of the shares of our common stock or shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of shares.

The transactions above may occur on the NASDAQ Stock Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our shares. If these transactions are commenced, they may be discontinued without notice at any time.

Miscellaneous

A prospectus in electronic format may be made available on websites maintained by the underwriters. These websites and the information contained on these websites, or connected to these websites, are not incorporated into and are not a part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority.

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LEGAL MATTERS

The validity of the shares of our common stock offered hereby has been passed upon for us by Loeb & Loeb LLP, New York, New York. _____________, ________, is acting as counsel to the underwriters.

EXPERTS

EisnerAmper LLP, independent registered public accounting firm, has audited our financial statements at June 30, 2015 and 2014 and for each of the two years in the period ended June 30, 2015 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on EisnerAmper LLP’s report which includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules.  Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC.  Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.  You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  In addition, the registration statement and other public filings can be obtained from the SEC’s internet site at www.sec.gov.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC.

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FreeCast, Inc.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

FreeCast, Inc.

We have audited the accompanying balance sheets of FreeCast. Inc. (the “Company”) as of June 30, 2015 and 2014, and the related statements of operations, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended June 30, 2015. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreeCast, Inc. as of June 30, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a limited operating history and has incurred recurring losses from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EisnerAmper LLP

New York, NY

November 11, 2015

F-2

FreeCast, Inc.

BALANCE SHEETS

	June 30,
	2015	2014

ASSETS
Current assets:
Cash	$99,845	$456,097
Accounts receivable	587,071	1,076,861
Other current assets	51,689	34,050
Deferred offering costs associated with proposed public offering	-	50,000
Total current assets	738,605	1,617,008
Non-current assets:
Property and equipment, net	11,769	10,180
Intangible assets	3,500	-
Receivable from related party-Nextelligence (Note 5)	-	396,543
Total non-current assets	15,269	406,723
Total assets	$753,874	$2,023,731

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$242,005	$255,866
Accounts payable and accrued expenses related party-Nextelligence (Note 5)	124,490	42,095
Accrued legal expenses (Note 5)	240,000	180,000
Accured salaries and benefits related party-CEO (Note 5)	140,269	153,136
Accrued salaries and benefits	50,202	41,800
Accrued interest payable	56,356	31,470
Current portion of deferred revenue	786,018	308,153
Total current liabilities	1,639,340	1,012,520
Non-current liabilities:
Deferred revenue, net of current portion	1,332,100	931,590
Total non-current liabilities	1,332,100	931,590
Total liabilities	2,971,440	1,944,110

Commitments and contingencies (Note 5)

Shareholders' equity (deficit)
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; and no shares issued and outstanding	-	-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 28,552,054 and 27,877,054 shares issued and outstanding at June 30, 2015 and 2014, respectively	2,856	2,788
Additional paid-in-capital	4,764,984	4,591,870
Accumulated deficit	(6,985,406)	(4,515,037)
Total shareholders' equity (deficit)	(2,217,566)	79,621
Total liabilities and shareholders' equity (deficit)	$753,874	$2,023,731

See accompanying notes to financial statements

F-3

FreeCast, Inc.

STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
	2015	2014

Revenues
Advertising	$389,284	$721,142
Membership, net of incentives to distributor of $190,242 for the year ended June 30, 2014 (Note 7)	899,800	594,338
Total revenue	1,289,084	1,315,480

Cost of revenue	519,534	242,865

Gross profit	769,550	1,072,615

Operating costs and expenses
Compensation and benefits	1,643,236	1,301,589
Sales and marketing expense	502,667	408,865
General and administrative	1,069,334	440,293
Incentives to distributor (Note 7)	-	649,758
Total operating expenses	3,215,237	2,800,505
Loss from operations	(2,445,687)	(1,727,890)

Other income (expense)
Interest expense	(24,886)	(17,686)
Interest income	204	371
Total other expense	(24,682)	(17,315)

Net loss	$(2,470,369)	$(1,745,205)

Net loss per share, basic and diluted	$(0.09)	$(0.06)

Weighted average number of common shares outstanding, basic and diluted	27,997,054	26,897,503

See accompanying notes to financial statements

F-4

FreeCast, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Deficit)

					Total
	Common Stock		Additional	Accumulated	Shareholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance as of June 30, 2013	26,463,054	$2,646	$2,884,578	$(2,769,832)	$117,392
Issuance of common stock for cash	1,014,000	102	253,398	-	253,500
Stock based compensation to related party-CFO (Note 6 and 7)	400,000	40	105,313	-	105,353
Stock based compensation to related party-CEO (Note 6)	-	-	451,999	-	451,999
Stock based compensation (Note 6)	-	-	56,582	-	56,582
Warrants issued as incentives to distributor (Note 6)	-	-	840,000	-	840,000
Net loss	-	-	-	(1,745,205)	(1,745,205)
Balance as of June 30, 2014	27,877,054	2,788	4,591,870	(4,515,037)	79,621
Intellectual property acquired for receivable and cash from related party-Nextelligence (Note 5)	-	-	(400,000)	-	(400,000)
Stock based compensation to related party-CEO (Note 6)	-	-	452,000	-	452,000
Stock based compensation to related party-CFO (Note 6)	-	-	28,319	-	28,319
Stock based compensation (Note 6)	-	-	64,737	-	64,737
Stock issued for services to related party-CFO (Note 7)	675,000	68	28,058	-	28,126
Net loss	-	-	-	(2,470,369)	(2,470,369)
Balance as of June 30, 2015	28,552,054	$2,856	$4,764,984	$(6,985,406)	$(2,217,566)

See accompanying notes to financial statements

F-5

FreeCast, Inc.

STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2015	2014

Cash flows from operating activities:
Net loss	$(2,470,369)	$(1,745,205)

Reconciliation of net loss to net cash (used in) provided by operating activities
Depreciation expense	3,386	1,332
Stock based compensation	545,056	613,934
Stock issued for services	28,126	-
Deferred offering costs charged to expense	50,000	-
Warrants issued as incentives to distributor	-	840,000
Increase (decrease) in cash resulting from changes in assets and liabilities
Accounts receivable	489,790	2,431
Receivable from related party - Nextelligence	-	(142,946)
Other current assets	(17,639)	(34,050)
Accounts payable and accrued expense	(13,861)	224,791
Accounts payable and accrued expense related party- Nextelligence	82,395	42,095
Accrued legal expenses	60,000	60,000
Accrued salaries and benefits related party - CEO	(12,867)	153,136
Accrued salaries and benefits	8,402	41,800
Accrued interest payable	24,886	17,686
Deferred revenue	878,375	(52,466)
Net cash (used in) provided by operating activities	(344,320)	22,538

Cash flows from investing activities:
Purchase of property and equipment	(4,975)	(8,448)
Purchase of intangible assets	(3,500)	-
Purchase of intellectual property from related party - Nextelligence	(3,457)	-
Net cash used in investing activities	(11,932)	(8,448)

Cash flows from financing activities:
Issuance of common stock for cash	-	253,500
Deferred offering costs associated with proposed public offering	-	(50,000)
Net cash provided by financing activities	-	203,500

Net (decrease) increase in cash	(356,252)	217,590

Cash at beginning of the period	456,097	238,507
Cash at end of the period	$99,845	$456,097

Non-cash investing and financing activities:
Intellectual property acquired in exchange for receivable from related party - Nextelligence	$396,543	$-

Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to financial statements

F-6

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

FreeCast, Inc. (the “Company”) developed and markets an interactive digital media guide that facilitates access to a virtual library of entertainment media. The Company is based in Orlando, Florida and was founded in 2011 as a Florida Corporation. The Company’s primary products are Rabbit TV and Rabbit TV Plus, a web-based media guide that was created by Nextelligence, Inc. (“Nextelligence”), licensed to the Company by Nextelligence, and marketed by the Company and Telebrands Corp. (“Telebrands”).

On June 30, 2011 the Company entered into a Technology License and Development Agreement (“Technology Agreement”), as amended, with Nextelligence. The Technology Agreement provides for the Company to license technology (“Technology”) from Nextelligence and for Nextelligence to provide hosting services, office space, and accounting and administrative services to the Company. The Technology Agreement also provided for the Company to issue 20,004,000 shares as founder’s shares. As a result, Nextelligence has a greater than 50% ownership of the Company and therefore, the Company is considered a subsidiary of Nextelligence. The Company’s Chief Executive Officer (“CEO”) is also the CEO of Nextelligence.

NOTE 2 – BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The Company currently operates in one business segment focusing on the development and marketing of its primary products, Rabbit TV and Rabbit TV Plus. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company has a limited operating history and has incurred recurring losses from operations since inception, accumulating a deficit of approximately $7.0 million as of June 30, 2015. For the fiscal years ended June 30, 2015 and 2014, the Company incurred net losses of approximately $2.5 million and approximately $1.7 million, respectively. The Company may incur additional losses and negative operating cash flows in the future. Failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect the Company’s ability to achieve its intended business objectives. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Since the inception of the Company in 2011, the operations of the Company have been funded primarily through sales of common stock to private investors, debt financing, and exchange of common stock for services received by the Company. Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of Rabbit TV and Rabbit TV Plus; (ii) seek collaborators for further development and commercialization of Rabbit TV and Rabbit TV Plus; or (iii) relinquish or otherwise dispose of some or all of the Company’s rights to technologies or the products that the Company would otherwise seek to develop or commercialize.

F-7

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

The accompanying financial statements for the fiscal years ended June 30, 2015 and 2014 have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. During the 2016 fiscal year, management intends to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company’s needs.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others: the valuation allowance on deferred tax assets, the valuation of the Company’s common stock, and revenue recognition.

Revenue Recognition

Revenue is principally derived from membership and advertising services. The Company recognizes revenue, net of sales discounts, when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers customer registration, payment, or third party acknowledgement to be persuasive evidence of an arrangement. Sales taxes collected, if any, from customers and remitted to governmental authorities are presented on a net basis and therefore are excluded from revenues in the Statements of Operations.

Membership revenue

The Company generates membership revenue through the sale of Rabbit TV and Rabbit TV Plus, a web-based media guide that aggregates free media content on the web and facilitates access for its customers. The Company does not retransmit or distribute content.

Membership revenue is derived from sales through Telebrands, a third-party marketing and distribution company (Rabbit TV) and through direct sales to members (Rabbit TV Plus). Rabbit TV members can access the service through a plug-in USB device that is manufactured, distributed and marketed by Telebrands. The USB device acts as a key to the Rabbit TV Guide. It does not install any software, but rather ensures that the user is a Rabbit TV member before granting access to the service. The Company has replaced the USB device with an online registration process, Rabbit TV Plus, which allows members to access the service without the use of a USB device. A Rabbit TV Plus account also includes free access to the Rabbit TV Mobile app, for Android and iOS devices.

Membership revenue is recognized ratably on a straight-line basis over the duration of the membership period, generally ranging from one to six years. If the member renews early, then the expiration date is extended by the renewal period, and the additional membership fee is deferred and amortized over the additional months purchased by the member. All membership fees are collected at the time of purchase.

Premium services are also available, for an additional fee, to allow single or time-limited use of private, decrypted viewing of movies, sporting events, concerts, or other types of events. Revenue is recognized in the period service access is provided.

F-8

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

On October 15, 2012, the Company entered into a Distribution Agreement (“Distribution Agreement”) with Telebrands. The Distribution Agreement provides the right to Telebrands to market, promote, sell, and distribute memberships to access Rabbit TV. Telebrands shall pay to the Company an amount equal to (i) the number of memberships sold and funds collected, multiplied by (ii) the greater of (A) seventy-five cents ($0.75) or (B) seven and one-half percent (7.5%) of net sales, as defined. In addition, the Company shall pay Telebrands thirty percent (30%) of the Company’s advertising revenue and is included in sales and marketing expense in the Company’s Statements of Operations (see Note 5).

On June 13, 2014, the Company amended the Distribution Agreement (“Amended Distribution Agreement”). The Amended Distribution Agreement added that the Company may market, promote, sell, and distribute memberships to access Rabbit TV Plus via the Internet. The Company shall pay to Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) or (ii) fifty percent (50%) of the Company’s net profits derived from the Company’s sales under the Amended Distribution Agreement and is included in sales and marketing expense in the Company’s Statements of Operations.

The Company evaluated the criteria outlined in ASC Topic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Rabbit TV fees paid by customers through Telebrands is reported net of any fees payable to or retained by Telebrands. This is because, although the Company is the primary obligor, the Company does not establish the sales price and does not have credit risk. Rabbit TV Plus fees paid by customers to the Company is reported gross of fees or commissions paid to Telebrands. Since the Company is the primary obligor in the transaction, has latitude in establishing the sales price, and has the credit risk, revenue is recorded on a gross basis.

In August 2013, Telebrands reached a milestone in the Distribution Agreement (see Note 5) resulting in 4,000,000 warrants becoming exercisable, beginning July 16, 2016, at an exercise price of $0.25 per share, with a fair value of $840,000 (see Note 7). In accordance with ASC Topic 605-50, Customer Payments and Incentives (“ASC 605-50”), membership revenue is presented net of cash or equity instruments provided as sales incentives to customers and distributors of the Company’s memberships. When classification of sales incentives as a reduction of revenue results in negative revenue for a specific customer or distributor on a cumulative basis (that is, since inception of the overall relationship between the Company and the customer or distributor), then the amount of the cumulative shortfall is classified as an expense. Membership revenues for the fiscal year ended June 30, 2014 are net of $190,242 of incentives in the form of warrants to purchase the Company’s common stock (see Note 7) provided to Telebrands. The amount recognized net in revenues represents the cumulative revenues recognized on memberships sold through the distributor. The remaining value of the sales incentive of $649,758 is recognized in the fiscal year ended June 30, 2014 as incentives to distributor in Operating Costs and Expenses in the Company’s Statements of Operations.

Advertising and other revenue

The Company generates advertising revenue pursuant to arrangements with advertising affiliates and brokers. Under these arrangements, the Company provides the agencies and brokers the ability to sell advertising inventory on the Company’s service directly to advertisers. The Company reports this revenue net of amounts due to agencies and brokers because the Company is not the primary obligor under these arrangements nor does the Company set the pricing or establish or maintain the relationship with the advertisers.

F-9

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

Deferred revenue

Deferred revenue consists of both prepaid but unrecognized membership revenue and advertising fees received or billed in advance of the delivery or completion of the delivery of services. The Company classifies deferred revenue as short-term when the membership period is less than one year and as long-term when the membership period is greater than one year. The Company may pay sales incentives, in cash or by issuing equity instruments, to distributors of the Company’s memberships. Such sales incentives are not recognized as deferred revenue. Rather, sales incentives are recognized in current operations when issued, regardless of amounts in deferred revenue, which may have resulted from the distributors efforts. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with domestic financial institutions of high credit quality. For accounts receivable, the Company performs ongoing credit evaluations of customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, and review of the invoicing terms of the contract.

Accounts receivables are reported net of an allowance for doubtful accounts when applicable. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance at each reporting date. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company recognized no bad debt expense for the fiscal years ended June 30, 2015 and 2014 nor has the Company recognized an allowance for doubtful accounts at June 30, 2015 and June 30, 2014.

The Company had two customers, Telebrands and Google, that accounted for 10% or more of total revenue, excluding incentives to distributors and deferred memberships, comprising 34% and 98% of total revenue for the fiscal years ended June 30, 2015 and 2014. The Company had one customer, Telebrands, that accounted for 10% or more of total accounts receivable as of June 30, 2015 and 2014, comprising 93% and 95%, respectively, of total accounts receivable.

Cost of Revenue

Cost of revenue consists primarily of hosting, product development, and infrastructure costs and the salaries and benefits related to employees in software engineering, facilities-related expenses, and information technology associated with supporting those functions. Hosting costs consist of content streaming, maintaining our internet service and creating and serving advertisements through third-party ad servers. The Company makes payments to third-party ad servers in the period in which the advertising impressions are delivered or click-through actions occur, and accordingly records this as a cost of revenue in the related period. The Company incurs product development expenses primarily for improvements to the Company’s website, the apps, development of new advertising products and development and enhancement of the guide and streaming system. Product development costs are generally expensed as incurred. Certain website development and internal use software development costs may be capitalized when specific criteria are met. In such cases, the capitalized amounts are amortized to cost of revenue over the useful life of the related application once the application is placed in service.

Sales and Marketing

Sales and marketing consists primarily of employee-related costs, including salaries, commissions and benefits related to employees in sales, sales support and marketing departments. In addition, sales and marketing expenses include external sales and marketing expenses such as third-party marketing, branding, advertising, public relations expenses, commissions, facilities-related expenses, and infrastructure costs. Commissions include amounts paid to Telebrands and other third party websites for customer acquisition when the customer clicks through to the Company and signs up for service.

F-10

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

Fair Value of Financial Instruments

As of June 30, 2015 and 2014, the carrying amounts of the Company’s financial assets and liabilities, such as accounts receivable, accounts payable, accrued expenses, accrued salaries and benefits, and accrued interest approximate the fair values due to the short-term nature of the instruments. The fair value of long-term receivables at June 30, 2014 is determined by a third party valuation.

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the assets and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its applications. Under this approach, the Company does not consider an application in development to have passed the technological feasibility milestone until the Company has completed a model of the product that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of an application; thus, the Company has expensed all software development costs as incurred.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct legal fees relating to a planned initial public offering ("IPO"), are capitalized within current assets. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of June 30, 2014, the Company had recognized deferred offering costs for legal services totaling $50,000 in the accompanying Balance Sheets. During the fiscal year ended June 30, 2015, the Company charged these costs to general and administrative expenses in the accompanying Statements of Operations as an IPO had not been completed.

F-11

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

Accrued Expenses

The Company incurs periodic expenses such as salaries, facility costs, and professional fees. An accrual for expenses is necessary when expenses have been incurred by the Company prior to them being paid. When a vendor’s invoice is not received, the Company is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company’s service providers invoice monthly in arrears for services performed. The Company estimates accrued expenses as of each balance sheet date based on facts and circumstances known at that time. The Company periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary.

Income Tax Provision

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. Such differences arise from net operating loss carryforwards. The Company records a valuation allowance to reduce deferred income tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Employee Stock Based Compensation

Stock based compensation issued to employees and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock based award is recognized as an expense over the requisite service period of the award on a straight-line basis. The Company will recognize compensation expense, measured as the fair value of the stock based compensation on grant date, when a performance condition is considered probable of occurring.

For purposes of determining the variables used in the calculation of stock based compensation issued to employees, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, the Company uses these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of warrants granted any fluctuations in these calculations could have a material effect on the results presented in our Statements of Operations. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.

Stock Based Compensation Issued to Nonemployees

Stock based awards issued to non-employees for acquiring goods or providing services are recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

F-12

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. In July 2015, the FASB deferred the effective date for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods). Early adoption is permitted to the original effective date of December 15, 2016 (including interim reporting periods within those periods). The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently in the process of evaluating the impact of adoption of the ASU on its financial position, results of operations and cash flows.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

		As of June 30,
	Estimated Life	2015	2014

Property and equipment	5 years	$16,936	$11,961
Accumulated depreciation		(5,167)	(1,781)
Total		$11,769	$10,180

Depreciation expense was $3,386 and $1,332 for the fiscal years ended June 30, 2015 and 2014, respectively, and is classified in general and administrative expenses in the Statements of Operations.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Distribution Agreement

On October 15, 2012, the Company entered into a Distribution Agreement with Telebrands. The Distribution Agreement provides the right to Telebrands to market, promote, sell, and distribute memberships to access Rabbit TV. Telebrands shall pay to the Company an amount equal to (i) the number of memberships sold and funds collected by (ii) the greater of (A) seventy-five cents ($0.75) or (B) seven and one-half percent (7.5%) of net sales, as defined. In addition, the Company shall pay Telebrands thirty percent (30%) of the Company’s advertising revenue, the cost of which is included in sales and marketing expense in the Company’s Statements of Operations, when accrued. The Distribution Agreement also provided that Telebrands shall purchase 4,000 shares of the Company’s common stock for proceeds of $1,000 and the Company issued to Telebrands ten-year warrants to purchase up to 20,000,000 shares of the Company’s common stock (of which 4,000,000 warrants were earned in August 2013 and become exercisable on July 16, 2016), with an exercise price of $0.25 per share. If Telebrands continues to meet various agreed milestones of membership sales, the warrants become exercisable beginning July 16, 2016 through October 14, 2022 (see Note 7).

On June 13, 2014, the Company amended the Distribution Agreement (“Amended Distribution Agreement”). The Amended Distribution Agreement added that the Company may market, promote, sell, and distribute memberships to access Rabbit TV Plus via the Internet. As consideration for acquiring the right to market, sell, and distribute the service online, the Company shall pay to Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) or (ii) fifty percent (50%) of the Company’s net profits derived from the Company’s sales under the Amended Distribution Agreement, the cost of which is included in sales and marketing expense in the Company’s Statements of Operation, when accrued. Any amount paid in excess of $0.75 per new membership sold is deemed to constitute the Company’s contribution to the Rabbit TV media budget for commercials and infomercials managed by Telebrands.

F-13

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

The agreements terminate on December 31, 2017 unless extended for five (5) years or terminated early based on minimum memberships sold.

As of June 30, 2015, the Company had no amounts owed to Telebrands and Telebrands owed the Company a total of $546,730 comprised of the balance due on June 2015 billings of $23,585 paid in July 2015, and a total of $909,815 billed as a result of a reconciliation of memberships sold through March 31, 2015, offset partially by $386,670 pursuant to setoff agreement with Telebrands.

As of June 30, 2014, the Company owed Telebrands a total of $233,747 and Telebrands owed the Company a total of $1,023,184 comprised of a June 2014 billing of $42,392 paid in August 2014 and $980,792 billed as a result of a reconciliation of memberships sold.

Although the Company’s monthly billings to Telebrands continue to be paid currently by Telebrands, through June 2015, the Company completed a reconciliation of memberships sold from January 2013 through March 2015, and billed Telebrands a total of approximately $910,000 for past due memberships sold, and recorded $851,052 as long-term deferred revenue at June 30, 2015 included in the accompanying Balance Sheets.

On October 29, 2014, the Company signed a setoff agreement with Telebrands in which approximately $261,000 that was owed by the Company to Telebrands was setoff and applied against the amounts owed by Telebrands to the Company. In addition, with the consent of Telebrands, the Company may from time to time, but no more frequently than monthly, setoff and apply against any amount owed by Telebrands to the Company. In fiscal year 2015, the Company offset an additional approximately $126,000. The Company considers the amount owed by Telebrands to be fully collectible and provided no allowance for bad debts. In the future, the Company plans to reconcile memberships sold each quarter based on a one-quarter lag.

Voting Trust Agreement

On October 15, 2012, the Company entered into a Voting Trust Agreement (“Voting Trust Agreement”) with Telebrands and the Company’s CEO. The Voting Trust Agreement appoints CEO as the trustee of all the shares of the Company’s common stock that Telebrands owns at any time (the “Entrusted Shares”). Telebrands currently owns 4,000 shares of the Company’s common stock and warrants to purchase up to 20,000,000 share of the Company’s common stock (of which 4,000,000 are earned and become exercisable on July 16, 2016). Pursuant to the Voting Trust Agreement, CEO is entitled to exercise all rights relating to the voting and disposition of the Entrusted Shares, provided, however, CEO is not allowed to effect a disposition or permit registration of the Entrusted Shares with the Securities and Exchange Commission or any state securities administrators unless Nextelligence, which is majority owned and controlled by CEO, simultaneously effects a disposition or permits registration of an identical proportion of the Company’s voting securities of the Company that Nextelligence holds on the same terms and conditions. In addition, CEO may not permit a disposition or registration of any voting securities of the Company that Nextelligence holds unless he simultaneously effects a disposition or registration of an identical proportion of the Entrusted Shares on the same terms and conditions.

The term of such trust ends upon the earlier of, CEO ceasing to be an affiliate of the Company, as defined in the Voting Trust Agreement, or the disposition of all of the Entrusted Shares.

The Company is obligated to indemnify CEO against any liabilities, damages, claims, taxes, deficiencies, assessments, losses, penalties, interest, costs and expenses paid or incurred by him in connection with the Voting Trust Agreement, unless those paid or incurred are a result of the gross negligence, willful misconduct or bad faith of CEO.

F-14

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

Related Party Technology Agreement

On June 30, 2011 the Company entered into a Technology Agreement, as amended, with Nextelligence. The Technology Agreement provides for the Company to license Technology from Nextelligence and for Nextelligence to provide hosting services, office space, and accounting and administrative services to the Company. The Company shall pay Nextelligence each month for the amount of the actual costs incurred by Nextelligence plus 20% for these service plus 4% of gross revenues, as defined, as a technology license fee. The Technology Agreement was amended on July 31, 2014 to change the monthly payment to Nextelligence to $23,000 for the services plus 4% of gross revenues, as defined, as a technology license fee, and terminates forty (40) years from the date of the Technology Agreement unless terminated early based on termination events, as defined. Nextelligence has a greater than 50% ownership of the Company and therefore, the Company is considered a subsidiary of Nextelligence. The Company’s CEO is also the CEO of Nextelligence.

Pursuant to the Technology Agreement the Company issued 20,004,000 shares of common stock to Nextelligence. The Technology Agreement also requires the Company to issue Nextelligence a warrant to purchase 4,000,000 shares of common stock for each 2,000,000 memberships sold over 10,000,000. No warrants have been issued to Nextelligence pursuant to this agreement.

Through June 30, 2014, the Company recorded a receivable totaling $396,543 for amounts erroneously overcharged by Nextelligence for its Administrative Support and Development. On January 2, 2015, the Company agreed to purchase from Nextelligence for $400,000 certain software, which is used as a media content management system (software which aggregates web-based video content from many sources, formats, and types and delivers the content through a single content delivery platform to the Company’s customers), and offset the purchase price with the receivable from Nextelligence, resulting in the Company paying $3,457 to Nextelligence for the difference. As the purchase transaction is between entities under common control, the Company has recognized the purchased software at the carrying value recognized by Nextelligence ($0), resulting in the Company recognizing the amount of $400,000 as a reduction of additional paid-in capital.

The Company paid approximately $344,000 and $477,000, to Nextelligence in the fiscal years ended June 30, 2015 and 2014, respectively, and incurred approximately $529,000 and $374,000, for services and fees provided to the Company in the fiscal years ended June 30, 2015 and 2014, respectively. The Company has an accounts payable balance of $124,490 and $42,095 to Nextelligence as of June 30, 2015 and 2014, respectively.

Employment Agreements

Chief Executive Officer

Effective June 27, 2011, the Company entered into a consulting agreement with its CEO under which he is to receive an annual compensation of $200,000 and certain additional benefits. The consulting agreement expired on June 30, 2013. Past due balances accrue interest at 12%. Effective July 1, 2013, the Company entered into an employment agreement with the CEO under which he is to receive an annual compensation of $200,000 and certain additional benefits including reimbursement for all automobile expenses incurred by the CEO in connection with the performance of his duties under this Agreement. On July 1, 2014, the Company amended the employment agreement with its CEO to include a $2,500 per month automobile allowance in place of all automobile expenses. The term of the agreement continues until June 30, 2019 and is renewed for successive one-year periods by mutual consent at the end of the term. An annual cash bonus may be paid at the discretion of the Board of Directors. If the CEO is terminated by the Company other than for cause or as a result of death or permanent disability or if the CEO terminates his employment for good reason, which includes a change of control, he shall receive payment in respect of compensation earned but not yet paid. In addition, on both October 19, 2012 and December 31, 2012, the Company issued the CEO warrants to purchase 5,000,000 shares with an exercise price of $0.25, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on October 18, 2022 with respect to the October 2012 issuance and on December 30, 2022 with respect to the December 2012 issuance (see Note 7). The CEO is also the CEO of Nextelligence.

F-15

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

For the fiscal year ended June 30, 2015, the Company made payments totaling $206,718 (including payments totaling $12,867 applied to amounts accrued for salaries in prior years) to the CEO for salary and $30,000 for an automobile allowance. For the fiscal year ended June 30, 2014, the Company paid the CEO a total of $46,864 for salary and $10,476 for automobile expenses.

The Company has accrued expenses of $140,269 under Accrued Salaries and Benefits Related Party - CEO for unpaid amounts due at June 30, 2015. The Company recognized an expense of $200,000 for CEO wages and $30,000 for an automobile allowance for the fiscal years ended June 30, 2015 within compensation and benefits in the Statement of Operations.

Chief Financial Officer

Effective April 28, 2014, the Company entered into an employment agreement (“2015 Employment Agreement”) with its Chief Financial Officer (“CFO”) under which he is to receive an annual compensation of $250,000. Pursuant to an amendment on June 10, 2014 and in exchange for reducing his compensation by $100,000 for the employment year ending April 27, 2015 (“2015 Employment Year”), the Company issued the CFO an award of 400,000 shares of common stock with a fair value $100,000. The shares will be earned over the 2015 Employment Year. The term of the 2015 Employment Agreement continues until April 27, 2015 and automatically extended on a month-to-month basis at the end of the term. An annual cash bonus may be paid at the discretion of the Board of Directors. If the CFO is terminated by the Company as a result of death or permanent disability or if the CFO terminates his employment for good reason he shall receive payment in respect of compensation earned but not yet paid. If the CFO is terminated by the Company other than due to his death or disability or for cause, the Company would be obligated to pay the CFO at a rate of $250,000 per year (i) for three months subsequent to the termination date if the termination date is on or before April 27, 2015, and (ii) for nine months subsequent to the termination date if the termination date is subsequent to April 27, 2015. In addition, on April 28, 2014, the Company issued the CFO warrants to purchase 274,033 shares of the Company’s common stock, with an exercise price of $0.25, that vest and become exercisable on July 31, 2015 only if the Company closes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015 (collectively, “the Performance Condition”). The warrants expire on July 31, 2018 (see Note 6).

Effective April 28, 2015, the Company entered into a new employment agreement (“2016 Employment Agreement”) with the CFO which replaces the existing 2015 Employment Agreement. Under the 2016 Employment Agreement, the CFO is to receive an annual compensation of $150,000 for the year ending April 27, 2016 (“2016 Employment Year”), and $250,000 per annum thereafter until a new extension is executed between the parties. Pursuant to this agreement, the warrants to purchase 274,033 shares of the Company’s common stock previously issued to the CFO shall vest upon the execution of this agreement and become exercisable beginning July 31, 2015 (see Note 7). The Company will recognize compensation expense equal to the fair value of the modified warrants on April 28, 2015. In addition, the Company issued 675,000 shares of common stock to the CFO with a fair value of $168,750 in consideration of services to be rendered by the CFO to the Company for the 2016 Employment Year. The shares will be earned ratably over the 2016 Employment Year. The Company will recognize compensation expense equal to the grant date fair value of the award over the vesting period. An annual bonus may be paid at the discretion of the Board of Directors. If the CFO is terminated by the Company as a result of death or permanent disability or if the CFO terminates his employment for good reason, the CFO shall receive payment in respect of compensation earned but not yet paid. If the CFO is terminated by the Company other than due to his death or disability or for cause, the Company would be obligated to pay the CFO at the rate of $250,000 per annum for a period of six months subsequent to the terminated date.

F-16

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

Legal Services Agreement

On June 27, 2011, the Company entered into an agreement (“Legal Services Agreement”) with its outside legal firm, as amended, pursuant to which the Company will be provided legal service in the amount of $5,000 per month. The Legal Services Agreement shall continue until either the first to occur (i) the date a registration statement is filed with the Securities and Exchange Commission or (ii) December 31, 2014. The Company and the outside legal firm have agreed that legal services will continue to be provided in the amount of $5,000 per month. Several partners in this legal firm are also shareholders of the Company.

The Company has accrued expenses of $240,000 and $180,000 under Accrued Legal Expenses in the accompanying Balance Sheets at June 30, 2015 and 2014, respectively. The Company recognized an expense for these services of $60,000 for each of the fiscal years ended June 30, 2015 and 2014, within general and administrative in the Statement of Operations. No payments have been made for the fiscal years ended June 30, 2015 and 2014.

Past due balances accrue interest at 12% and the Company has recorded a balance due of $56,356 and $31,470 under Accrued Interest Payable in the accompanying Balance Sheets at June 30, 2015 and 2014, respectively. The Company recognized interest expense of $24,886 and $17,686 for the fiscal years ended June 30, 2015 and 2014, respectively, within Interest Expense in the Statement of Operations.

Sublease Agreement

On July 31, 2014, the Company entered into a sublease agreement with Nextelligence (“Sublease Agreement”) for its principal executive office. The Sublease Agreement calls for a monthly rental averaging $7,200 through September 30, 2015 decreasing to $5,960 per month beginning October 1, 2015. The Sublease Agreement also calls for annual rental increases of 3.5% commencing October 1, 2015 and expires on March 31, 2019.

Rent expense, recognized on a straight-line basis, was approximately $91,000 and $53,000 for the fiscal years ended June 30, 2015 and 2014, respectively. Rent expense is recorded in general and administrative expenses in the Statement of Operations.

Legal

The Company is involved from time to time in various disputes, lawsuits, and other matters arising in the ordinary course of business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters. No accruals were considered necessary in the accompanying Financial Statements.

NOTE 6 – WARRANTS

Warrants Issued to Employees

On April 28, 2014, the Company entered into an employment agreement with its CFO, under which the Company issued him warrants to purchase 274,033 shares of the Company’s common stock, with an exercise price of $0.25, that vest and become exercisable on July 31, 2015 only if the Company closes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015. Effective April 28, 2015, the Company entered into the 2016 Employment Agreement with the CFO whereby the warrants to purchase 274,033 shares of the Company’s common stock previously issued to the CFO shall vest upon the execution of the 2016 Employment Agreement and become exercisable beginning July 31, 2015. The Company recognized compensation expense of $28,319 and $105,353 for the fiscal years ended June 30, 2015 and 2014, respectively.

F-17

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

In the first quarter of fiscal year 2014, the Company issued to nine of its employees, warrants to purchase 925,000 shares, with an exercise price of $0.25, which vest and become exercisable on August 15, 2015 provided that the employee remains continuously employed through August 14, 2015. The warrants expire on August 14, 2018. The fair value on the grant date was $129,250. The Company recognized an expense for these services of $64,737 and $56,582 for the fiscal years ended June 30, 2015 and 2014, respectively, within compensation and benefits in the Statement of Operations.

On December 31, 2012, the Company amended the employment agreement with its CEO, under which the Company issued him warrants to purchase 5,000,000 shares, with an exercise price of $0.25, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on December 30, 2022. The warrants become immediately exercisable upon a change in control of the Company. The fair value on grant date was $925,000. The Company recognized an expense for these services of $231,599 for each of the fiscal years ended June 30, 2015 and 2014, respectively, within compensation and benefits in the Statement of Operations.

On October 19, 2012, the Company issued its CEO warrants to purchase 5,000,000 shares, with an exercise price of $0.25 in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on October 18, 2022. The warrants become immediately exercisable upon a change in control of the Company. The fair value of the warrants on grant date was $925,000. The Company recognized an expense for these services of $220,400 for each of the fiscal years ended June 30, 2015 and 2014, respectively, within compensation and benefits in the Statement of Operations.

Warrants Issued to Nonemployees

In August 2013, Telebrands reached a milestone in the Distribution Agreement (see Note 5) resulting in 4,000,000 warrants becoming exercisable beginning July 16, 2016, at an exercise price of $0.25 per share. In accordance with ASC 605-50, the Company recognized the fair value of the warrants of $840,000 as a $190,242 reduction of membership revenue and $649,758 as incentives to distributor in Operating Costs and Expenses for the fiscal year ended June 30, 2014 in the Statement of Operations.

On November 16, 2012, the Company entered into a Forbearance Agreement for notes payable, accounts payable and related accrued interest, with one of the partners in the legal firm referenced in Note 5 (Legal Services Agreement) who is also a shareholder. Under which the Company issued warrants to purchase up to 5,000,000 shares, with an exercise price of $0.25 per share, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on November 15, 2022. The warrants become immediately exercisable upon a change in control of the Company. The Company recognized the fair value of the warrants of $1,000,000 as a loss on extinguishment of debt.

Valuation of Warrants

Management used the Black-Scholes valuation model to value the warrants with known inputs from the third party sales (warrant term, exercise price and expiration date) and assumptions for expected volatility rate; dividend rate; and risk free interest rate. The table summarizes the Black-Scholes assumptions used in the valuation of the warrants:

F-18

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

		June 30, 2014
	June 30, 2015	Low	High
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock-price volatility	65.70%	73.09%	80.53%
Risk-free interest rate	0.54%	0.63%	1.48%
Expected term of warrants (years)	1.63	2.79	3.5
Stock price	$0.25	$0.25	$0.25
Exercise price	$0.25	$0.25	$0.25

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends on the Company’s common stock.

Expected stock-price volatility. The expected stock-price volatility assumption is based on volatilities of the Internet Software and Services/Application Software Index in the sub-$50 million market cap.

Risk-free interest rate. The Company bases the risk-free interest rate assumption on observed risk-free interest rates appropriate for the expected term of the stock option grants.

Expected term of warrants. The expected term of warrants represents the period of time that warrants are expected to be outstanding. Because the Company does not have historic exercise behavior, the Company determines the expected life assumption using the simplified method, which is an average of the contractual term of the warrant and its ordinary vesting period.

The Company analyzed the warrants issued in accordance with ASC 815, Derivatives and Hedging, to determine whether the warrants meet the definition of a derivative under ASC 815 and, if so, whether the warrants meet the scope exception of ASC 815, which is that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity shall not be considered to be derivative instruments. The provisions of ASC 815 subtopic 40, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, (“ASC 815 subtopic 40”) apply to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined by ASC 815 and to any freestanding financial instruments that are potentially settled in an entity’s own common stock. The Company concluded the warrants are equity instruments since they contain no provisions which would preclude the Company from accounting for the warrants as equity.

The following represents a summary of the warrants outstanding at June 30, 2015 and 2014 and changes during the years then ended:

		Weighted
		Average
	Warrants	Exercise Price
Outstanding at June 30, 2013	35,000,000	$0.25
Granted	1,199,033	0.25
Outstanding at June 30, 2014	36,199,033	$0.25
Outstanding at June 30, 2015	36,199,033	$0.25
Exercisable at June 30, 2015	-	$-

As of June 30, 2015, a total of 4,274,033 warrants have vested of which 274,033 warrants are exercisable July 31, 2015, 4,000,000 warrants are exercisable July 16, 2016, and the remaining 31,925,000 warrants have not vested.

F-19

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

NOTE 7 – STOCK transactionS

Common Stock Sales

During the fiscal year ended June 30, 2014, the Company sold 1,014,000 shares of its common stock for proceeds of $253,500.

Employee Stock Based Compensation

As described in Note 5, on April 28, 2015, the Company issued 675,000 shares of common stock to the CFO with a fair value of $168,750 in connection with the 2016 Employment Agreement.

On June 10, 2014, as consideration for the Company’s CFO reducing his cash compensation by $100,000 for the Employment Year ending April 27, 2015, the Company issued an award of 400,000 shares of common stock valued at $100,000 to our CFO. The shares will be earned over the Employment Year.

NOTE 8 – Related Party Transactions

Other than as set forth below, and as disclosed in Notes 5, 6, and 7, the Company has not entered into or been a participant in any transaction in which a related person had or will have a direct or indirect material interest.

NOTE 9 – INCOME TAXES

At June 30, 2015, the Company has a net operating loss carry forward for Federal income tax purposes totaling approximately $2.0 million which, if not utilized, will begin to expire in the year 2032. Events which may cause limitations in the amount of net operating losses that the Company may utilize in one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The amount of such limitation, if any, has not been determined. The Company has no income tax effect due to recording a full valuation allowance on the expected tax benefits of deferred tax assets.

A reconciliation of the statutory income tax rates and the Company’s effective tax rate is as follows:

	June 30,
	2015	2014

Federal	34.0%	34.0%
State tax, net of federal benefit	3.6%	3.6%
Permanent differences	(0.1)%	(0.1)%
Valuation allowance	(37.5)%	(37.5)%
Provision for income taxes	-	-

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:

F-20

FREECAST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

	As of June 30,
	2015	2014

Deferred tax assets:
Net operating loss carryforwards	$738,532	$352,477
Deferred revenue	797,048	466,515
Stock-based compensation	864,202	648,513
Deferred compensation	52,783	57,625
Other	3,207	3,470
Gross deferred tax assets	2,455,772	1,528,600
Valuation allowance	(2,455,772)	(1,528,600)
Net deferred tax assets	$-	$-

FASB ASC 740 “Income Taxes” contains guidance with respect to uncertain tax positions which applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amounts to recognize. Tax positions that meet the more likely than not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.

The Company does not have any unrecognized tax benefits which would favorably affect the effective tax rate if recognized in future periods, or accrued penalties and interest. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Florida. For both federal and state income tax purposes, the Company’s the fiscal year of 2011 through 2014 tax years remain open for examination by the tax authorities.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to June 30, 2015, the Company entered into separate stock subscription agreements with five (5) third party investors under which the Company issued a total of 595,000 shares of common stock and warrants to purchase an aggregate of 595,000 shares of the Company’s common stock for aggregate proceeds of $538,000, net of offering costs of $57,000. Each warrant has a term of three (3) years and provides for the holder to purchase one share of the Company’s common stock at an exercise price of $1.75 per share. Should the Company complete an initial public offering, if the trading price of the Company’s common stock closes at a price per share equal to or greater than 125% of the initial public offering price for 30 consecutive trading days, then the Company may call the warrants at a redemption price of $0.01 per share upon 30 days written notice to the warrant holder.

The Company has evaluated subsequent events through November 11, 2015, which is the date the financial statements were available to be issued.

F-21

FreeCast, Inc.

CONDENSED BALANCE SHEETS

	December 31,	June 30,
	2015	2015
	(Unaudited)
ASSETS
Current assets:
Cash	$285,385	$99,845
Accounts receivable, net of allowance for doubtful accounts of $3,300 and $0, respectively	391,357	587,071
Other current assets	83,995	51,689
Total current assets	760,737	738,605
Non-current assets:
Property and equipment, net	10,067	11,769
Intangible assets	3,500	3,500
Total non-current assets	13,567	15,269
Total assets	$774,304	$753,874

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$189,450	$242,005
Accounts payable and accrued expenses related party-Nextelligence (Note 5)	210,040	124,490
Accrued legal expenses (Note 5)	240,000	240,000
Accured salaries and benefits related party-CEO (Note 5)	140,269	140,269
Accrued salaries and benefits	68,554	50,202
Accrued interest payable	70,874	56,356
Current portion of deferred revenue	952,617	786,018
Total current liabilities	1,871,804	1,639,340
Non-current liabilities:
Deferred revenue, net of current portion	1,372,332	1,332,100
Total non-current liabilities	1,372,332	1,332,100
Total liabilities	3,244,136	2,971,440

Commitments and contingencies (Note 5)

Shareholders' deficit
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; and no shares issued and outstanding	-	-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 29,267,054 and 28,552,054 shares issued and outstanding at December 31, 2015 and June 30, 2015, respectively	2,927	2,856
Additional paid-in-capital	5,733,130	4,764,984
Accumulated deficit	(8,205,889)	(6,985,406)
Total shareholders' deficit	(2,469,832)	(2,217,566)
Total liabilities and shareholders' deficit	$774,304	$753,874

See accompanying notes to condensed financial statements

F-22

FreeCast, Inc.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended December 31,
	2015	2014

Revenues
Advertising	$144,640	$206,917
Membership	556,618	411,042
Total revenue	701,258	617,959

Cost of revenue	267,518	246,629

Gross profit	433,740	371,330

Operating costs and expenses
Compensation and benefits	921,687	782,401
Sales and marketing expense	281,518	225,357
General and administrative	436,565	501,731
Total operating expenses	1,639,770	1,509,489
Loss from operations	(1,206,030)	(1,138,159)

Other income (expense)
Interest expense	(14,518)	(11,643)
Interest income	65	158
Total other expense	(14,453)	(11,485)

Net loss	$(1,220,483)	$(1,149,644)

Net loss per share, basic and diluted	$(0.04)	$(0.04)

Weighted average number of common shares outstanding, basic and diluted	28,655,043	27,877,054

See accompanying notes to condensed financial statements

F-23

FreeCast, Inc.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended December 31,
	2015	2014

Cash flows from operating activities:
Net loss	$(1,220,483)	$(1,149,644)
Reconciliation of net loss to net cash used in operating activities
Depreciation expense	1,702	1,702
Stock based compensation	7,981	32,634
Stock based compensation related party - CEO	227,858	227,858
Stock issued for services related party - CFO	84,378	6,396
Bad debt expense	3,300	-
Increase (decrease) in cash resulting from changes in assets and liabilities
Accounts receivable	192,414	253,070
Other current assets	(32,306)	(41,770)
Accounts payable and accrued expenses	(52,555)	(94,247)
Accounts payable and accrued expenses related party- Nextelligence	85,550	(5,564)
Accrued legal expenses	-	30,000
Accrued salaries and benefits related party - CEO	-	(12,867)
Accrued salaries and benefits	18,352	(3,099)
Accrued interest payable	14,518	11,643
Deferred revenue	206,831	483,279
Net cash used in operating activities	(462,460)	(260,609)

Cash flows from investing activities:
Purchase of property and equipment	-	(4,975)
Purchase of intangible assets	-	(3,500)
Net cash used in investing activities	-	(8,475)

Cash flows from financing activities:
Issuance of common stock and warrants for cash, net of issuance costs	648,000	-
Net cash provided by financing activities	648,000	-

Net increase (decrease) in cash	185,540	(269,084)

Cash at beginning of the period	99,845	456,097
Cash at end of the period	$285,385	$187,013

Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to condensed financial statements

F-24

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

FreeCast, Inc. (the “Company”) developed and markets an interactive digital media guide that facilitates access to a virtual library of entertainment media. The Company is based in Orlando, Florida and was founded in 2011 as a Florida Corporation. The Company’s primary products are Rabbit TV and Rabbit TV Plus, a web-based media guide that was created by Nextelligence, Inc. (“Nextelligence”), licensed to the Company by Nextelligence, and marketed by the Company and Telebrands Corp. (“Telebrands”).

On June 30, 2011 the Company entered into a Technology License and Development Agreement (“Technology Agreement”), as amended, with Nextelligence. The Technology Agreement provides for the Company to license technology (“Technology”) from Nextelligence and for Nextelligence to provide hosting services, office space, and accounting and administrative services to the Company. The Technology Agreement also provided for the Company to issue 20,004,000 shares as founder’s shares. As a result, Nextelligence has a greater than 50% ownership of the Company and therefore, the Company is considered a subsidiary of Nextelligence. The Company’s Chief Executive Officer (“CEO”) is also the CEO of Nextelligence.

NOTE 2 – BASIS OF PRESENTATION

The accompanying interim unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The interim unaudited condensed financial statements as of December 31, 2015 and for the six months ended December 31, 2015 and 2014 have been prepared in accordance with GAAP for interim financial information on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period. They do not include all of the information and footnotes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended June 30, 2015.

The Company currently operates in one business segment focusing on the development and marketing of its primary products, Rabbit TV and Rabbit TV Plus. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company has a limited operating history and has incurred recurring losses from operations since inception, accumulating a deficit of approximately $8.2 million as of December 31, 2015. For the six months ended December 31, 2015 and 2014, the Company incurred net losses of approximately $1.2 million and $1.1 million, respectively, and used cash in operating activities of approximately $0.5 million and $0.3 million in the six months ended December 31, 2015 and 2014, respectively. The Company may incur additional losses and negative operating cash flows in the future. Failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect the Company’s ability to achieve its intended business objectives. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

F-25

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Since the inception of the Company in 2011, the operations of the Company have been funded primarily through sales of common stock to private investors, debt financing, and exchange of common stock for services received by the Company. Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of Rabbit TV and Rabbit TV Plus; (ii) seek collaborators for further development and commercialization of Rabbit TV and Rabbit TV Plus; or (iii) relinquish or otherwise dispose of some or all of the Company’s rights to technologies or the products that the Company would otherwise seek to develop or commercialize.

The accompanying interim unaudited condensed financial statements as of December 31, 2015 and for the six months ended December 31, 2015 and 2014 have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. During the 2016 fiscal year, management intends to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company’s needs.

The interim unaudited condensed financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these interim unaudited condensed financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others: the valuation allowance on deferred tax assets, the valuation of the Company’s common stock, and revenue recognition.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company maintains cash with domestic financial institutions of high credit quality. For accounts receivable, the Company performs ongoing credit evaluations of customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, and review of the invoicing terms of the contract.

Accounts receivables are reported net of an allowance for doubtful accounts when applicable. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance at each reporting date. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company recognized $3,300 and $0 bad debt expense for the six months ended December 31, 2015 and 2014, respectively, and has recognized an allowance for doubtful accounts of $3,300 and $0 at December 31, 2015 and June 30, 2015, respectively.

The Company had two customers, Telebrands and Google, that accounted for 10% or more of total revenue, excluding incentives to distributors and deferred memberships, comprising 15% and 39% of total revenue for the six months ended December 31, 2015 and 2014. The Company had one customer, Telebrands, that accounted for 10% or more of total accounts receivable as of December 31, 2015 and June 30, 2015, comprising 92% and 93%, respectively, of total accounts receivable.

F-26

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

As of December 31, 2015 and June 30, 2015, the carrying amounts of the Company’s financial assets and liabilities, such as accounts receivable, accounts payable, accrued expenses, accrued salaries and benefits, and accrued interest approximate the fair values due to the short-term nature of the instruments.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. In July 2015, the FASB deferred the effective date for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods). Early adoption is permitted to the original effective date of December 15, 2016 (including interim reporting periods within those periods). The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently in the process of evaluating the impact of adoption of the ASU on its financial position, results of operations and cash flows.

In January 2016, FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact that ASU 2016-01 will have on its statement of financial position or financial statement disclosures.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

		December 31,	June 30,
	Estimated Life	2015	2015

Property and equipment	5 years	$16,936	$16,936
Accumulated depreciation		(6,869)	(5,167)
Total		$10,067	$11,769

Depreciation expense was $1,702 for each of the six months ended December 31, 2015 and 2014, respectively, and is classified in general and administrative expenses in the Condensed Statements of Operations.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Distribution Agreement

On October 15, 2012, the Company entered into a Distribution Agreement with Telebrands. The Distribution Agreement provides the right to Telebrands to market, promote, sell, and distribute memberships to access Rabbit TV. Telebrands shall pay to the Company an amount equal to (i) the number of memberships sold and funds collected by (ii) the greater of (A) seventy-five cents ($0.75) or (B) seven and one-half percent (7.5%) of net sales, as defined. In addition, the Company shall pay Telebrands thirty percent (30%) of the Company’s advertising revenue, the cost of which is included in sales and marketing expense in the Company’s Condensed Statements of Operations, when accrued. The Distribution Agreement also provided that Telebrands shall purchase 4,000 shares of the Company’s common stock for proceeds of $1,000 and the Company issued to Telebrands ten-year warrants to purchase up to 20,000,000 shares of the Company’s common stock (of which 4,000,000 warrants were earned in August 2013 and become exercisable on July 16, 2016), with an exercise price of $0.25 per share. If Telebrands continues to meet various agreed milestones of membership sales, the warrants become exercisable beginning July 16, 2016 through October 14, 2022 (see Note 7).

F-27

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

On June 13, 2014, the Company amended the Distribution Agreement (“Amended Distribution Agreement”). The Amended Distribution Agreement added that the Company may market, promote, sell, and distribute memberships to access Rabbit TV Plus via the Internet. As consideration for acquiring the right to market, sell, and distribute the service online, the Company shall pay to Telebrands the greater of (i) (A) the number of memberships sold and funds collected, multiplied by (B) seventy-five cents ($0.75) or (ii) fifty percent (50%) of the Company’s net profits derived from the Company’s sales under the Amended Distribution Agreement, the cost of which is included in sales and marketing expense in the Company’s Condensed Statements of Operation, when accrued. Any amount paid in excess of $0.75 per new membership sold is deemed to constitute the Company’s contribution to the Rabbit TV media budget for commercials and infomercials managed by Telebrands.

The agreements terminate on December 31, 2017 unless extended for five (5) years or terminated early based on minimum memberships sold.

As of December 31, 2015, the Company owed nothing to Telebrands and Telebrands owed the Company a total of $360,535 comprised of the December 2015 billing of $24,185, and a remaining balance of $336,350 due as a result of a reconciliation of memberships sold through September 30, 2015.

As of June 30, 2015, the Company owed nothing to Telebrands and Telebrands owed the Company a total of $546,730 comprised of the balance due on June 2015 billings of $23,585, paid in July 2015, and a remaining balance of $523,145 due as a result of a reconciliation of memberships sold through March 31, 2015.

Although the Company’s monthly billings to Telebrands continue to be paid currently by Telebrands, through December 2015, the Company completed a reconciliation of memberships sold from January 2013 through September 2015, and billed Telebrands a total of approximately $757,000 for past due memberships sold, and recorded $702,992 as long-term deferred revenue at December 31, 2015 included in the accompanying Condensed Balance Sheets.

On October 29, 2014, the Company signed a setoff agreement with Telebrands in which approximately $261,000 that was owed by the Company to Telebrands was setoff and applied against the amounts owed by Telebrands to the Company. In addition, with the consent of Telebrands, the Company may from time to time, but no more frequently than monthly, setoff and apply against any amount owed by Telebrands to the Company. In the six months ended December 31, 2015 and in fiscal year 2015, the Company offset an additional approximately $56,000 and $126,000, respectively. The Company considers the amount owed by Telebrands to be fully collectible and provided no allowance for bad debts. In the future, the Company plans to reconcile memberships sold each quarter based on a one-quarter lag.

Voting Trust Agreement

On October 15, 2012, the Company entered into a Voting Trust Agreement (“Voting Trust Agreement”) with Telebrands and the Company’s CEO. The Voting Trust Agreement appoints CEO as the trustee of all the shares of the Company’s common stock that Telebrands owns at any time (the “Entrusted Shares”). Telebrands currently owns 4,000 shares of the Company’s common stock and warrants to purchase up to 20,000,000 share of the Company’s common stock (of which 4,000,000 are earned and become exercisable on July 16, 2016). Pursuant to the Voting Trust Agreement, CEO is entitled to exercise all rights relating to the voting and disposition of the Entrusted Shares, provided, however, CEO is not allowed to effect a disposition or permit registration of the Entrusted Shares with the Securities and Exchange Commission or any state securities administrators unless Nextelligence, which is majority owned and controlled by CEO, simultaneously effects a disposition or permits registration of an identical proportion of the Company’s voting securities of the Company that Nextelligence holds on the same terms and conditions. In addition, CEO may not permit a disposition or registration of any voting securities of the Company that Nextelligence holds unless he simultaneously effects a disposition or registration of an identical proportion of the Entrusted Shares on the same terms and conditions.

F-28

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

The term of such trust ends upon the earlier of, CEO ceasing to be an affiliate of the Company, as defined in the Voting Trust Agreement, or the disposition of all of the Entrusted Shares.

The Company is obligated to indemnify CEO against any liabilities, damages, claims, taxes, deficiencies, assessments, losses, penalties, interest, costs and expenses paid or incurred by him in connection with the Voting Trust Agreement, unless those paid or incurred are a result of the gross negligence, willful misconduct or bad faith of CEO.

Related Party Technology Agreement

On June 30, 2011 the Company entered into a Technology Agreement, as amended, with Nextelligence. The Technology Agreement provides for the Company to license Technology from Nextelligence and for Nextelligence to provide hosting services, office space, and accounting and administrative services to the Company. The Company shall pay Nextelligence each month for the amount of the actual costs incurred by Nextelligence plus 20% for these service plus 4% of gross revenues, as defined, as a technology license fee. The Technology Agreement was amended on July 31, 2014 to change the monthly payment to Nextelligence to $23,000 for the services plus 4% of gross revenues, as defined, as a technology license fee, and terminates forty (40) years from the date of the Technology Agreement. Nextelligence has a greater than 50% ownership of the Company and therefore, the Company is considered a subsidiary of Nextelligence. The Company’s CEO is also the CEO of Nextelligence.

Through June 30, 2014, the Company recorded a receivable totaling $396,543 for amounts erroneously overcharged by Nextelligence for its Administrative Support and Development. On January 2, 2015, the Company agreed to purchase from Nextelligence for $400,000 certain software, which is used as a media content management system (software which aggregates web-based video content from many sources, formats, and types and delivers the content through a single content delivery platform to the Company’s customers), and offset the purchase price with the receivable from Nextelligence, resulting in the Company paying $3,457 to Nextelligence for the difference. As the purchase transaction is between entities under common control, the Company has recognized the purchased software at the carrying value recognized by Nextelligence ($0), resulting in the Company recognizing the amount of $400,000 as a reduction of additional paid-in capital.

The Company paid approximately $81,000 and $246,000, to Nextelligence in the six months ended December 31, 2015 and 2014, respectively, and incurred approximately $166,000 ($138,000 for services provided to the Company and approximately $28,000 for the technology fee) and $163,000 ($138,000 for services provided to the Company and approximately $25,000 for the technology fee) in the six months ended December 31, 2015 and 2014, respectively. The Company has an accounts payable balance of $210,040 and $124,490 to Nextelligence as of December 31, 2015 and June 30, 2015, respectively.

F-29

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Employment Agreements

Chief Executive Officer

Effective June 27, 2011, the Company entered into a consulting agreement with its CEO under which he is to receive an annual compensation of $200,000 and certain additional benefits. The consulting agreement expired on June 30, 2013. Past due balances accrue interest at 12%. Effective July 1, 2013, the Company entered into an employment agreement with the CEO under which he is to receive an annual compensation of $200,000 and certain additional benefits including reimbursement for all automobile expenses incurred by the CEO in connection with the performance of his duties under this Agreement. On July 1, 2014, the Company amended the employment agreement with its CEO to include a $2,500 per month automobile allowance in place of all automobile expenses. The term of the agreement continues until June 30, 2019 and is renewed for successive one-year periods by mutual consent at the end of the term. An annual cash bonus may be paid at the discretion of the Board of Directors. If the CEO is terminated by the Company other than for cause or as a result of death or permanent disability or if the CEO terminates his employment for good reason, which includes a change of control, he shall receive payment in respect of compensation earned but not yet paid. In addition, on both October 19, 2012 and December 31, 2012, the Company issued the CEO warrants to purchase 5,000,000 shares with an exercise price of $0.25, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on October 18, 2022 with respect to the October 2012 issuance and on December 30, 2022 with respect to the December 2012 issuance (see Note 7). The CEO is also the CEO of Nextelligence.

The Company has accrued expenses of $140,269 under Accrued Salaries and Benefits Related Party - CEO for unpaid amounts due at December 31, 2015. The Company recognized an expense of approximately $100,000 for CEO wages and $15,000 for an automobile allowance for each of the six months ended December 31, 2015 and 2014, respectively, within compensation and benefits in the Condensed Statement of Operations.

Chief Financial Officer

Effective April 28, 2014, the Company entered into an employment agreement (“2015 Employment Agreement”) with its Chief Financial Officer (“CFO”) under which he is to receive an annual compensation of $250,000. Pursuant to an amendment on June 10, 2014 and in exchange for reducing his compensation by $100,000 for the employment year ending April 27, 2015 (“2015 Employment Year”), the Company issued the CFO an award of 400,000 shares of common stock with a fair value $100,000. The shares will be earned over the 2015 Employment Year. The term of the 2015 Employment Agreement continues until April 27, 2015 and automatically extended on a month-to-month basis at the end of the term. An annual cash bonus may be paid at the discretion of the Board of Directors. If the CFO is terminated by the Company as a result of death or permanent disability or if the CFO terminates his employment for good reason he shall receive payment in respect of compensation earned but not yet paid. If the CFO is terminated by the Company other than due to his death or disability or for cause, the Company would be obligated to pay the CFO at a rate of $250,000 per year (i) for three months subsequent to the termination date if the termination date is on or before April 27, 2015, and (ii) for six months subsequent to the termination date if the termination date is subsequent to April 27, 2015. In addition, on April 28, 2014, the Company issued the CFO warrants to purchase 274,033 shares of the Company’s common stock, with an exercise price of $0.25, that vest and become exercisable on July 31, 2015 only if the Company closes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015 (collectively, “the Performance Condition”). The warrants expire on July 31, 2018 (see Note 7).

Effective April 28, 2015, the Company entered into a new employment agreement (“2016 Employment Agreement”) with the CFO which replaces the existing 2015 Employment Agreement. Under the 2016 Employment Agreement, the CFO is to receive an annual compensation of $150,000 for the year ending April 27, 2016 (“2016 Employment Year”), and $250,000 per annum thereafter until a new extension is executed between the parties. Pursuant to this agreement, the warrants to purchase 274,033 shares of the Company’s common stock previously issued to the CFO shall vest upon the execution of this agreement and become exercisable beginning July 31, 2015 (see Note 7). The Company recognized compensation expense equal to the fair value of the modified warrants of $21,923 on April 28, 2015. In addition, the Company issued 675,000 shares of common stock to the CFO with a fair value of $168,750 in consideration of services to be rendered by the CFO to the Company for the 2016 Employment Year. The shares will be earned ratably over the 2016 Employment Year. The Company will recognize compensation expense equal to the grant date fair value of the award over the vesting period. An annual bonus may be paid at the discretion of the Board of Directors. If the CFO is terminated by the Company as a result of death or permanent disability or if the CFO terminates his employment for good reason, the CFO shall receive payment in respect of compensation earned but not yet paid. If the CFO is terminated by the Company other than due to his death or disability or for cause, the Company would be obligated to pay the CFO at the rate of $250,000 per annum for a period of six months subsequent to the terminated date.

F-30

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Legal Services Agreement

On June 27, 2011, the Company entered into an agreement (“Legal Services Agreement”) with its outside legal firm, as amended, pursuant to which the Company will be provided legal service in the amount of $5,000 per month. The Legal Services Agreement shall continue until either the first to occur (i) the date a registration statement is filed with the Securities and Exchange Commission or (ii) December 31, 2014. The Company and the outside legal firm have agreed that legal services will continue to be provided in the amount of $5,000 per month. On June 30, 2015, the Company agreed to terminate the fixed fee agreement with the outside legal firm; and will continue its relationship on a time and materials basis. Several partners in this legal firm are also shareholders of the Company.

The Company has accrued expenses of $240,000 under Accrued Legal Expenses in each of the accompanying Condensed Balance Sheets at December 31, 2015 and June 30, 2015, respectively. The Company recognized an expense for these services of $0 and $30,000 for each of the six months ended December 31, 2015 and 2014, within general and administrative in the Condensed Statement of Operations.

Past due balances accrue interest at 12% and the Company has recorded a balance due of $70,874 and $56,356 under Accrued Interest Payable in the accompanying Condensed Balance Sheets at December 31, 2015 and June 30, 2015, respectively. The Company recognized interest expense of $14,518 and $11,643 for the six months ended December 31, 2015 and 2014, respectively, within Interest Expense in the Condensed Statement of Operations.

Sublease Agreement

On July 31, 2014, the Company entered into a sublease agreement with Nextelligence (“Sublease Agreement”) for its principal executive office. The Sublease Agreement calls for a monthly rental averaging $7,200 through December 31, 2015 decreasing to $5,960 per month beginning October 1, 2015. The Sublease Agreement also calls for annual rental increases of 3.5% commencing October 1, 2015 and expires on March 31, 2019.

Aggregate future minimum lease payments under the agreement are $77,000, $80,000, and $82,000 for the twelve-month periods ending December 31, 2016, 2017 and 2018, respectively, and $21,000 for the three-month period ending March 31, 2019.

Rent expense, recognized on a straight-line basis, was approximately $40,000 and $39,000 for the six months ended December 31, 2015 and 2014, respectively. Rent expense is recorded in general and administrative expenses in the Condensed Statement of Operations.

Legal

The Company is involved from time to time in various disputes, lawsuits, and other matters arising in the ordinary course of business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters. No accruals were considered necessary in the accompanying Condensed Financial Statements.

NOTE 6 – STOCK transactionS

Common Stock and Warrants

During the six months ended December 31, 2015, the Company entered into separate stock subscription agreements with third party investors under which the Company issued a total of 715,000 shares of common stock and warrants to purchase an aggregate of 715,000 shares of the Company’s common stock for aggregate net proceeds of $648,000, net of offering costs of $67,000. Each warrant has a term of three (3) years and provides for the holder to purchase one share of the Company’s common stock at an exercise price of $1.75 per share. Should the Company complete an initial public offering, if the trading price of the Company’s common stock closes at a price per share equal to or greater than 125% of the initial public offering price for 30 consecutive trading days, then the Company may call the warrants at a redemption price of $0.01 per share upon 30 days written notice to the warrant holder (see Note 7).

F-31

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Employee Stock Based Compensation

As described in Note 5, on April 28, 2015, the Company issued 675,000 shares of common stock to the CFO with a fair value of $168,750 in connection with the 2016 Employment Agreement.

On June 10, 2014, as consideration for the Company’s CFO reducing his cash compensation by $100,000 for the Employment Year ending April 27, 2015, the Company issued an award of 400,000 shares of common stock valued at $100,000 to our CFO. The shares will be earned over the Employment Year.

NOTE 7 – WARRANTS

Warrants Issued to Employees

On April 28, 2014, the Company entered into an employment agreement with its CFO, under which the Company issued him warrants to purchase 274,033 shares of the Company’s common stock, with an exercise price of $0.25, that vest and would have become exercisable if the Company had closed a registered public offering of its equity securities, or had a change in control, on or before April 28, 2015. Effective April 28, 2015, the Company entered into the 2016 Employment Agreement with the CFO whereby the warrants to purchase 274,033 shares of the Company’s common stock previously issued to the CFO shall now vest upon the execution of the 2016 Employment Agreement and became exercisable on July 31, 2015. The Company recognized compensation expense of $28,319 in the fiscal year ended June 30, 2015.

In the first quarter of fiscal year 2014, the Company issued to nine of its employees, warrants to purchase 925,000 shares of the Company’s common stock, with an exercise price of $0.25, which vested and became exercisable on August 15, 2015. The warrants expire on August 14, 2018. The fair value on the grant date was $129,250. The Company recognized an expense for these services of $7,981 and $32,634 for the six months ended December 31, 2015 and 2014, respectively, within compensation and benefits in the Condensed Statement of Operations.

In fiscal year 2013, the Company issued its CEO warrants to purchase a total of 10,000,000 shares, with an exercise price of $0.25 in which 5,000,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on October 18, 2022 and December 30, 2022, respectively. The warrants become immediately exercisable upon a change in control of the Company. The fair value of the warrants on grant date was $1,850,000. The Company recognized an expense for these services of $227,858 for each of the six months ended December 31, 2015 and 2014, respectively, within compensation and benefits in the Condensed Statement of Operations.

Warrants Issued to Nonemployees

As described in Note 6, during the six months ended December 31, 2015, the Company entered into separate stock subscription agreements with third party investors under which the Company issued 715,000 warrants to purchase up to 715,000 shares of common stock, with an exercise price of $1.75 per share, for a term of three (3) years. Should the Company complete an initial public offering, if the trading price of the Company’s common stock closes at a price per share equal to or greater than 125% of the initial public offering price for 30 consecutive trading days, then the Company may call the warrants at a redemption price of $0.01 per share upon 30 days written notice to the warrant holder.

F-32

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

In August 2013, Telebrands reached a milestone in the Distribution Agreement (see Note 5) resulting in 4,000,000 warrants becoming exercisable beginning July 16, 2016, at an exercise price of $0.25 per share. In accordance with ASC 605-50, the Company recognized the fair value of the warrants of $840,000 as a $190,242 reduction of membership revenue and $649,758 as incentives to distributor in Operating Costs and Expenses for the fiscal year ended June 30, 2014.

On November 16, 2012, the Company entered into a Forbearance Agreement with the Lawyer/Shareholder, under which the Company issued warrants to purchase up to 5,000,000 shares, with an exercise price of $0.25 per share, in which 2,500,000 warrants vest and become exercisable on July 15, 2016 and 2017, respectively, and expire on November 15, 2022. The warrants become immediately exercisable upon a change in control of the Company. The Company recognized the fair value of the warrants of $1,000,000 as a loss on extinguishment of debt.

The Company analyzed the warrants issued during the six months ended December 31, 2015 in accordance with ASC 815, Derivatives and Hedging, to determine whether the warrants meet the definition of a derivative under ASC 815 and, if so, whether the warrants meet the scope exception of ASC 815, which is that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity shall not be considered to be derivative instruments. The provisions of ASC 815 subtopic 40, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, (“ASC 815 subtopic 40”) apply to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined by ASC 815 and to any freestanding financial instruments that are potentially settled in an entity’s own common stock. The Company concluded the warrants are equity instruments since they contain no provisions which would preclude the Company from accounting for the warrants as equity.

F-33

FREECAST, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

The following represents a summary of the warrants outstanding at December 31, 2015 and changes during the period then ended:

	Warrants	Weighted Average Exercise Price
Outstanding at June 30, 2014	36,199,033	$0.25
Outstanding at June 30, 2015	36,199,033	$0.25
Granted	715,000	$1.75
Outstanding at December 31, 2015	36,914,033	$0.26
Exercisable at December 31, 2015	1,914,033	$0.25

As of December 31, 2015, a total of 5,914,033 warrants have vested of which 1,914,033 are exercisable and 4,000,000 warrants become exercisable July 16, 2016, and the remaining 31,000,000 warrants have not vested.

NOTE 8 – Related Party Transactions

Other than as disclosed in Notes 5, 6, and 7, the Company has not entered into or been a participant in any transaction in which a related person had or will have a direct or indirect material interest.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2015, which is the date the interim unaudited condensed financial statements were available to be issued.

F-34

FreeCast, INC.

___________ shares of common stock

PROSPECTUS

Maxim Group LLC

, 2016

Through and including            , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee*	$

FINRA filing fee*	$

Accounting fees and expenses*	$

Legal fees and expenses*	$

Printing and Engraving*	$

Transfer agent and registrar fees*	$

Miscellaneous*	$

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Pursuant to Section 607.0850 of the Florida Revised Statutes, we have the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Registrant, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Our Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Florida law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common shares being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

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Item 15. Recent Sales of Unregistered Securities.

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:

In April 2015, we issued 675,000 shares of common stock to Christopher M. Savine, our Chief Financial Officer for services to be rendered by him to the Company from April 2015 to April 2016. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

In August, September, November and December 2015, we sold a total of 715,000 shares of our common stock and warrants to purchase a total of 715,000 shares of our common stock for gross proceeds of $715,000. The shares and warrants were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

During fiscal year 2014, we sold 1,014,000 shares of our common stock to 14 accredited investors for proceeds of $253,000.

In fiscal year 2014, we issued nine of our employees warrants to purchase an aggregate of 925,000 shares of our common stock with an exercise price of $0.25 per share. The warrants are exercisable subsequent to August 14, 2015 through August 14, 2018. The warrants were issued under certain compensatory benefit plan pursuant to the exemption from registration contained in Rule 701 under the Securities Act.

On April 15, 2014, we entered into an employment agreement with Christopher M. Savine, our Chief Financial Officer, pursuant to which we issued him warrants to purchase 274,033 shares of our common stock at an exercise price of $0.25 per share. The warrants become exercisable if the Company completes a registered public offering of its equity securities, or has a change in control, on or before April 28, 2015. The warrants expire on July 31, 2018. On June 10, 2014, we amended and restated the employment agreement with Mr. Savine and, as consideration for his reducing his cash compensation by $100,000 for the service rendered between April 15, 2014 and April 15, 2015, we issued Mr. Savine 400,000 shares of common stock. The shares and warrants were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

During fiscal year 2013, we sold 1,300,000 shares of our common stock to 18 accredited investors for proceeds of $325,000. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On June 30, 2013, we issued 1,168,085 shares of our common stock to Nextelligence, Inc. in exchange for the cancellation of $292,021 of outstanding accounts payable and accrued interest incurred under the Technology Agreement. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On June 30, 2013, as consideration for Mr. Mobley’s cancellation of $358,785 debt of unpaid compensation to him accrued as of June 30, 2013, we issued 1,435,138 shares of our common stock to Mr. Mobley. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

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Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

1.1	Form of Underwriting Agreement**

3.1	Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Bylaws of the Registrant*

4.1	Form of Common Stock Certificate**

4.2	Form of Employee Warrant*

4.3	Warrant issued to Gary D. Lipson dated November 16, 2012*

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4.4	Warrant issued to Gary D. Lipson dated November 16, 2012*

4.5	Warrant issued to William A. Mobley, Jr. dated October 19, 2012*

4.6	Warrant issued to William A. Mobley, Jr. dated October 19, 2012*

4.7	Warrant issued to William A. Mobley, Jr. dated December 31, 2012*

4.8	Warrant issued to William A. Mobley, Jr. dated December 31, 2012*

4.9	Warrant issued to Telebrands Corp., dated October 15, 2012*

5.1	Opinion of Loeb & Loeb LLP regarding legality**

10.1	Distribution Agreement between FreeCast, Inc. and Telebrands Corp., dated October 15, 2012*

10.2	Amendment Number One to Distribution Agreement between FreeCast, Inc. and Telebrands Corp., dated June 13, 2014*

10.3	Voting Trust Agreement by and among William A. Mobley, Jr., FreeCast, Inc. and Telebrands Corp. dated October 15, 2012*

10.4	Amended and Restated Technology License and Development Agreement between Nextelligance, Inc. and FreeCast, Inc., dated October 19, 2012*

10.5	Amendment to Amended and Restated Technology License and Development Agreement, dated July 1, 2013*

10.6	Employment Agreement between FreeCast, Inc. and William A. Mobley, Jr., dated July 1, 2013*

10.7	Amendment to Employment Agreement between FreeCast, Inc. and William A. Mobley, Jr., dated July 1, 2014*

10.8	Amended and Restated Employment Agreement between FreeCast, Inc. and Christopher M. Savine, dated June 10, 2014*

10.9	Employment Agreement between FreeCast, Inc. and Christopher M. Savine, effective April 28, 2015*

10.10	MCMS Purchase Agreement between FreeCast, Inc. and Nextelligence, Inc., dated January 2, 2015*

10.11	Sublease agreement between FreeCast, Inc. and Nextelligence, Inc., dated July 1, 2014.*

14.1	Code of Ethics of FreeCast, Inc. Applicable To Directors, Officers And Employees**

21.1	Subsidiaries of the Registrant**

23.1	Consent of EisnerAmper LLP**

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23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)**

24.1	Power of Attorney (included on signature page)

*	Previously filed

**	To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, Florida, on February 17, 2016.

FREECAST, INC.

By:	/s/ William A. Mobley, Jr.
Name: William A. Mobley, Jr.
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of William A. Mobley, Jr. and Christopher M. Savine his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ William A. Mobley, Jr.	Chief Executive Officer and Chairman of the Board of Directors	February 17, 2016
William A. Mobley, Jr.	(principal executive officer)

/s/ Christopher M. Savine	Chief Financial Officer	February 17, 2016
Christopher M. Savine	(principal accounting and financial officer)

/s/ David Gust	Director	February 17, 2016
David Gust

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